

Our Psychic Foresees a Bright Future!
Bold predictions for 2004



ELVIS
SPOTTED IN MASSACHUSETTS OFFICE!

THE COGNEX ENQUIRER

CORP

COGNEX'S 2003 ANNUAL REPORT

WORLD EXCLUSIVE



P.E.
12-31-03
RECD S.E.C.
MAR 1 8 2004
1086
ARS
04020316
PROCESSED
MAR 19 2004
THOMSON FINANCIAL

MAN GIVES BIRTH TO COMPUTER THAT CAN SEE!

... dad ... high hopes for unusual offspring – Page 7

Free to COGNEX Stockholders

8 311 3 00001 8

PARODY NOT ASSOCIATED WITH THE NATIONAL ENQUIRER®

SAVAGE BEAST STOPPED COLD!

COGNEX SAVES VISION INDUSTRY – PAGE 5





Dr. Bob Shillman
Chairman and CEO of Cognex

COGNEX BUZZ

Dr. Bob reveals the inside "BUZZ" on what's hot and happening at Cognex.

NEW JERSEY WOMAN FINDS CASH STUFFED IN HER MAILBOX

A CASH DIVIDEND, THAT IS! Imagine the surprise on the face of Mildred Flossenberg when she reached into her mailbox recently and pulled out a Cognex cash dividend. How do you explain her good fortune? Read on!

In 2003, Cognex's annual revenue increased for the first time in three years, and profits increased at a significantly higher rate. The company reported annual revenue of $150,092,000, a 32% increase over 2002's revenue of $114,107,000. And, net income for 2003 was $15,951,000, or $0.36 per diluted share...a significant improvement over a loss of $6,027,000, or $0.14 per diluted share, reported in 2002.

This improvement resulted from increased orders from both of Cognex's two categories of customers: Original Equipment Manufacturers (OEMs) and end users. As the economy improved, so did the demand for automated manufacturing equipment made by OEMs in the semiconductor and electronics industries. And, because their machines incorporate Cognex vision, when their order books filled, Cognex's did too! At the same time, Cognex's orders from end-user customers—those companies that install vision systems directly on their manufacturing floors—also increased as they loosened the purse strings on building new production lines. But, even though Cognex experienced a nice bounce in orders from its customers, it continued to keep a tight rein on spending. In 2003, Cognex's operating expenses declined by 4% from the prior year, as



Cognex cut expenses in all areas other than those that directly affect revenue, such as sales and marketing.

In view of the fact that Cognex has an exceptionally strong balance sheet (driven by consistent positive cash flows for many years), and in view of the recent decrease in the federal tax on dividends, Cognex decided to return some of its cash directly to stockholders. The company declared its first-ever quarterly cash dividend of $0.06 per share on August 5, 2003, and then did it again in the fourth quarter, on October 24. But, even though Cognex distributed a total of $5,237,000 in dividends, spent nearly $2,500,000 for capital equipment, and used approximately $12,000,000 for two acquisitions in 2003, the company nevertheless ended up with more cash than it had at the start of the year. The ending balance sheet shows a bit more than $300,000,000 in cash and investments and, of course, ZERO debt.

★ CUSTOMERS RETURN FROM THE DEAD!

Following the burst of the Internet bubble three years ago, business just about everywhere shriveled up. Cognex's OEM customers who make capital equipment for the semiconductor and electronics industries—such as machines that manufacture and test computer chips and those that automatically assemble printed circuit boards—were particularly hard hit in the recent downturn. But, during 2003, these customers showed a "miraculous" recovery and began to order again. In fact, OEM revenue in 2003 increased 51% over 2002.

★ ★ ★

COMPANY AVOIDS PROSECUTION EVEN THOUGH IT REPORTS PAPER PROFITS!

In 2003, Cognex's Surface Inspection Systems Division (SISD) reported increased profits on sales to its customers who use Cognex web and surface inspection systems to ensure the quality of paper...as well as metals, nonwovens and plastics! In fact, SISD enjoyed a record year in 2003 with $29.1 million in revenue, a 22% increase over last year, which was mainly due to higher sales in the paper and metals industries.

In 2003, Cognex was especially successful in selling its SmartView® 4.0 surface inspection system to new and existing customers in the paper industry. SmartView is designed to detect flaws in materials manufactured at high speeds in a continuous process. In the paper industry, SmartView is used to find very small defects on the surface of paper, as well as to check for tiny tears at the edge of paper sheets. Undetected problems in the early phase of papermaking can cause significant quality problems in converting operations or sheet breakage during paper manufacturing, leading to costly product scrap or lengthy downtime for the manufacturing line.

As a result of its success in 2003, Cognex for the first time achieved market leadership for web inspection in the paper industry worldwide.

★ ★ ★

"SUPER" MARKET EMBRACES TOP-SHELF PRODUCTS!

Three years ago, in 2000, Cognex experienced its strongest sales yet in the semiconductor and electronics industries. Nonetheless, it focused R&D efforts on developing new products for end-user customers outside of the high tech industries who use machine vision to ensure that every product they make is perfect. Cognex's goal was to open up this huge untapped market for machine vision. And, Cognex did it! End-user revenue in 2003 accounted for 62% of total revenue, as compared to only 37% in 2000.

To help "crack open" the end-user market, Cognex introduced two products in early 2000: In-Sight®, a low-cost, easy-to-use vision sensor for inspecting discrete items, and SmartView, the company's newest system for inspecting the surfaces of materials.

Both of these products have more than fulfilled the company's expectations for increasing revenue from end-user customers across a broad spectrum of industries, ranging from food processing (e.g. inspecting Swiss cheese to make sure that there are enough holes) to paper processing (e.g. inspecting paper to make sure that there are no holes). While the semiconductor and electronics industries have suffered a steep downturn over the past three years, sales of both In-Sight and SmartView have increased every year since the products were introduced.

The combined success of In-Sight and SmartView in the end-user market helped Cognex achieve end-user revenue of $93.6 million in 2003. This amount is almost equal to the record end-user revenue Cognex achieved in 2000 when the economy was booming. Quite a feat! Even more exciting is that this time, a much greater percentage of that figure came from industries outside of the high tech sectors.

★ ★ ★

DAVID BUYS GOLIATH!

Well...a piece of Goliath. In March of 2003, Cognex purchased the wafer identification business of Siemens, one of the world's largest multinational corporations. Wafer identification systems are machine vision systems that are specifically designed to read unique codes that are etched by laser on semiconductor wafers, so that they can be tracked during the many stages of the chip fabrication process. The tracking of wafers—especially the valuable 300mm wafers—is critical to chip makers, since a wafer can be easily destroyed if it goes through the wrong process or if it misses a process step.

Prior to this acquisition, Cognex was already the leading worldwide supplier of wafer identification systems, with regional leadership in North America and Japan. Now, with the Siemens acquisition, Cognex has become the leading supplier of wafer readers in Europe as well.

★ ★ ★

MACHINE VISION COMPANY DISCOVERS DISTORTION THROUGHOUT THE GALAXY AND FIXES IT!

For years, the vision industry was stumped by the challenge of reading or inspecting images that are distorted...for example, letters that are printed by ink-jets onto curved surfaces (take a look at the numbers printed on the bottom of a soda can to see what we mean). Cognex has solved the problem with the introduction of PatFlex™, the newest member of its industry-leading PatMax® family of vision software tools. PatFlex takes machine vision to a new level with unsurpassed capability to deal with severe changes in perspective and spatial distortions, and it opens up new applications for Cognex. For example, with PatFlex, Cognex can now inspect the printing on flexible beverage pouches after they are filled, despite the fact that each pouch expands and changes its shape and appearance.

More Buzz on Page 4

AMAZING DISCOVERY:
MANY FACTORY WORKERS CAN READ WITH THEIR HANDS!



Yes, it's true...if they're holding DataMan™, Cognex's new hand-held vision system. In the past few years, a new and rapidly growing market has developed for vision systems that can read letters, numbers and other codes (such as bar codes and 2D matrix codes) that are marked directly on the surfaces of manufactured items such as automotive pistons and jet engine turbine blades. To expand its share of this market, Cognex added a hand-held vision system with reading capability to its growing product portfolio. DataMan joined Cognex's lineup in 2003 when the company acquired the machine vision business of Germany-based Gavitec AG. In addition to bringing a powerful hand-held vision system to Cognex, this acquisition strengthened Cognex's position in Germany (the largest market for machine vision in Europe) by bringing to Cognex an exceptionally skilled staff of engineers who will continue to develop advanced industrial ID products while also supporting Cognex's customers in Germany.

TRESPASSERS BEWARE: YOU'RE BEING WATCHED!



Cognex's latest innovation, the CPS-1000™, is a foolproof product that can reliably detect people who attempt to illegally enter a secure facility by "piggybacking" or "tailgating" through a door when an authorized person uses that door. This is Cognex's first product targeted to the security industry, which is of increasing importance around the world...unfortunately. The CPS-1000 (Cognex People Sensor-1000) is different for Cognex in two ways. It is the first Cognex vision system that uses 3D vision; all of Cognex's previous products use only two-dimensional images. Next, it is Cognex's first product designed for the commercial marketplace, which is outside of the industrial arena where the company has historically focused. Cognex's first customer in this area is Horton Automatics, a leading manufacturer of automatic doors. This customer plans to buy the CPS-1000 on an OEM basis and integrate it into their secure automatic doors and portals, many of which are used in banks, airports and military installations worldwide.

MORE BUZZ

Continued from Page 3

★ ★ ★

NEW GENERATION OF VISION TOOLS UNEARTHED!

In 2003, Cognex introduced several important additions to its product line. The first is a new generation frame-grabber designed for high-speed analog cameras that use the latest progressive scan CCD sensors. This improved frame-grabber/camera combination will enable Cognex customers to achieve higher performance in their machine vision applications.

Next, the company introduced In-Sight Explorer™, a new software enhancement for In-Sight vision sensors which makes application development even easier. It also adds new tools to facilitate integration, monitoring and management of multiple vision sensors on the production line.

Finally, Cognex added new capabilities to its VisionPro® PC-based machine vision systems with a package of high-performance training and inspection tools. The new tools reduce set-up time, improve yield, and provide new options for training patterns in a broad range of applications.

★ ★ ★

VISION COMPANY MUTATES INTO POWERFUL NEW LIFE FORM!

In 2003, Cognex identified important new applications for machine vision that are currently in the early stages of adoption, but which are expected to grow very rapidly in the future. In response, the company formed a pair of dedicated product teams to focus engineering and marketing efforts on these exciting opportunities.

The ID Products Team was established to develop and market industrial ID readers, machine vision systems that can quickly and reliably read codes that have been formed directly on the surfaces of manufactured goods ranging from pharmaceutical items to aircraft components. Cognex is already marketing both fixed-mount and hand-held ID readers; the fixed-mount units were developed internally, while the hand-held units came from the company's recent acquisition of Gavitec's machine vision business.

The other new product team is the **Expert Sensors Team**, which focuses on the development and marketing of ultra low-cost vision sensors, each of which is designed to solve a specific automation problem. The Expert Sensors group has already developed the CPS-1000, Cognex's people sensor product. The group will soon introduce its second product, the ES-1, which will compete...not in the machine vision market... but in the existing $1.5 billion worldwide market for "presence sensing" devices, such as photo detectors.

Both of these new product teams are part of Cognex's Modular Vision Systems Division (MVSD), which also has two existing product line teams, In-Sight Vision and PC Vision. In-Sight Vision serves industrial end users with an expanding line of easy-to-use, general-purpose vision sensors, and the PC Vision Group develops and markets the company's PC-based vision systems primarily to OEM customers in the semiconductor and electronics industries. In addition, Cognex's Surface Inspection Systems Division provides vision systems for monitoring the surface quality of paper, metals and plastics.

Buzz ya later,

Dr. Robert J. Shillman
Chairman and CEO

ROBOTIC EYES INVADE CHINA!


COGNEX

In July, Cognex announced that it opened an office in Shanghai, China. The new office will expand Cognex's presence in Asia, where Cognex has offices in Japan, Taiwan, Korea, and Singapore. While labor costs in China are still low, it appears that manufacturers are moving toward automated manufacturing to increase the quality of the products that they produce. As a result, the need for machine vision is expected to increase. Cognex's office in China will provide a local base for serving its existing customers who are opening facilities there, and it will also provide a base for discovering new business opportunities.

PSYCHIC SIGHTINGS

MACHINE VISION PREDICTIONS AND PROPHECIES FOR 2004

These are unpredictable times we live in. Now more than ever, the ability to peer into the future is paramount to our survival. The sooner we know what lies ahead, the more prepared we will be to deal with it. That's why The ENQUIRER's resident clairvoyant has taken a deep look into the future. But there's one catch: his stunning visions only reveal what will happen in the world of Cognex. So what does 2004 hold for Cognex stockholders? Read on for exciting prophecies for the year ahead!

- Cognex will see a dramatic pick up in business with its OEM customers.
- Cognex will announce strong revenues and earnings in each of the four quarters of 2004.
- Cognex will win a landmark ruling against the Lemelson Partnership.
- Cognex will increase its market share in the machine vision industry.
- Cognex will design unique new products and enter into new market niches where machine vision has not been widely used in the past.
- Cognex will hold its Annual Stockholders' Meeting on April 22, 2004.
- Cognex will continue to seek acquisitions in 2004.
- Cognex will have a great year in 2004 and will reward its employees with parties and bonuses.
- Cognoids will continue to work hard and play hard in 2004.
- Cognex will, once again, receive kudos for its creative annual report.
- Dr. Bob will be a year older by the end of 2004, but he will continue to NOT act his age!

VICIOUS CREATURE SHACKLED

COGNEX ENDS REIGN OF TERROR!

It's true! *Machine vision company Cognex went toe-to-toe with* the savage simian—and won! The terrifying beast, whose chest thumping alone intimidated lesser adversaries to cough up blood money, has finally been stopped!


"Pay Me!"

In a groundbreaking story that made national headlines, The ENQUIRER broke the news that the Lemelson Partnership, after collecting over $1.5 billion in license fees from manufacturers around the world, has finally been defeated. And, it fell at the hands of the powerful forces of integrity and perseverance—two of the great hallmarks of Cognex.

"We're not just happy...we're ecstatic! Companies around the world can now use machine vision systems without fear," exclaimed Cognex CEO Bob Shillman to an ENQUIRER reporter after winning a landmark ruling against the Lemelson Partnership.

Over the past fifteen or so years, the late Jerome Lemelson, and now the Lemelson Partnership, collected a fortune from companies for allegedly infringing his numerous patents. How did Lemelson get away with this, even though his patents failed to describe a workable invention? "By economic coercion...by legalized extortion," an industry informant revealed to The ENQUIRER.

Lemelson filed hundreds of patent applications, including some going back as early as the 1950's, that involve manufacturing methods using machine vision and bar codes. By exploiting loopholes in the patent system, Lemelson added claims over the next four decades to cover methods that were independently developed by others, including Cognex. Then, after companies introduced products based on their new technologies, Lemelson systematically targeted the companies that used those new products with the threat of patent litigation. Because those companies lacked the detailed technical knowledge needed to defend themselves against these charges, more than 900 companies around the world caved in to the Lemelson onslaught and paid hefty settlements to Lemelson rather than risk complex and costly litigation.

Not surprisingly, many of Lemelson's victims were companies that purchased and used automation systems that included Cognex vision systems. Yet, Lemelson never threatened to sue Cognex; now isn't that strange? Not when you think about it...it's sort of like Cognex sells eggs, and Lemelson sues people who eat eggs. If Cognex stops selling eggs, then there would be no one to sue. Even though Cognex was never directly attacked, the company decided to stand up for its customers who were being intimidated because of their use of Cognex products. In September of 1998, Cognex sought a declaration from the court that certain machine vision patents issued to Lemelson were invalid, unenforceable and not infringed upon by Cognex or its customers.

"We pursued this litigation because we knew that what Lemelson and his cronies were doing was terribly wrong, and only Cognex had both the technical knowledge and the fortitude to put an end to their campaign of intimidation," Shillman told The ENQUIRER.

"We don't quit until the job is finished"

The Lemelson juggernaut finally came to a screeching halt in January of 2004, when the U.S. District Court in Las Vegas ruled in Cognex's favor. "One of Cognex's key strengths is perseverance. We just refuse to quit until the job is finished," said Shillman.

What makes the case even more remarkable is that Cognex's suit was not motivated by greed: Cognex didn't seek or receive a single penny from this favorable ruling. Cognex's reward is the satisfaction that comes from doing the right thing for the machine vision industry, for its customers, and for society in general.

CAUGHT ON VIDEO!

EMBARRASSING PRODUCTION ERROR



G.I. BARBIE: Thanks to Cognex machine vision systems, these mutant dolls will never reach toy store shelves, saving an entire generation of children from confusion, and, perhaps, even from lifelong sexual identity issues!

THE MATRIX IS REAL!


COGNEX
Work Hard/Play Hard

MACHINES NOW RUNNING THE WORLD!
IS THERE HOPE FOR MANKIND?

In a scene eerily reminiscent of the science fiction thriller, *The Matrix*, Cognex has let loose an army of super-intelligent machines that have quietly and methodically begun to dominate the world of manufacturing.

Since the dawn of the Industrial Revolution, human vision has played an indispensable role in the process of manufacturing products. Today, however, the requirements of many manufacturing processes have surpassed the limits of human eyesight, because most manufactured items are now produced too quickly or with tolerances too small to be analyzed by the human eye. How then, can we be assured that they are being made correctly?

Well, in response to manufacturers' needs, scientists...working in basement laboratories at certain unnamed universities... began to develop new technology called "machine vision." Their quest was to develop computers that could see! Yes, we mean SEE...watch things as they are being made and then make important, human-like judgments about what they saw!

Cognex was at the forefront of this new industrial revolution, and through hard work, perseverance and both technical and business acumen, Cognex has become a machine vision powerhouse. Proof of this is that virtually everything that you buy today has something in it that was produced under the watchful eyes of Cognex vision systems. The chocolates in that Valentine's Day box? Yes. The chips in that laptop computer? Yes. The wheels on that sports car? Yes. The razor blades in your bathroom? Yes. Even the milk carton in your refrigerator and the cork in your wine bottle have all been made under the watchful eyes of Cognex.

With each passing day, Cognex's legion of ultra-smart machines continues in its quest to control factories around the world...and there doesn't appear to be anything that can stop them from achieving global dominance. And, it's no wonder! Cognex offers a full range of machine vision systems and sensors that meet the real-world needs of customers in a variety of industries. But, unlike the computers in *The Matrix*, which revolted against mankind and attempted to control it, the computers inside Cognex vision systems are devoted to serving mankind by ensuring that the products you buy each day are defect free. Whew!

BIGFOOT TRACKS FOUND!



It happened late at night. The ghostly image of a size-17 foot appeared on the door of a 2003 Jeep Grand Cherokee. And, what is even more bizarre is that the Jeep wasn't off-road in the woods of the Pacific Northwest. As a matter of fact, this Jeep has never been either off the road OR on the road—it was still on the assembly line! How could Bigfoot get into a carefully guarded auto assembly plant and walk...sideways...on a car door? A detailed analysis was needed, a source confirmed to The ENQUIRER.

The line foreman was at his wits' end. Even the local police were stumped. So, Cognex was called in to install its SmartView surface inspection system on the line at the steel supplier. Within seconds, SmartView identified an equipment problem that had been leaving defects on the steel in the form of a footprint. Relieved, the foreman sent the door for re-work and, as a result, this larger-than-life foot won't be hoofing it down your street anytime soon!

Europe, Asia Latest to Fall

Look out! Cognex's "matrix" of machine vision systems is rapidly spreading worldwide, with manufacturers in Europe and Asia the latest to fall under its spell. Transfixing its users with eyes that never blink, Cognex's machine vision systems clearly have superhuman capabilities and are taking control in factories around the globe.

For over 20 years Cognex has scoured the earth for machine vision opportunities, revealed a company insider in an exclusive ENQUIRER interview. Unlike many U.S.-based companies, Cognex has been particularly successful in generating revenue internationally: in 2003, approximately 65% of Cognex's revenue was generated from outside the United States. This success has been based upon two important Cognex principles: 1) expand the "matrix" wherever machine vision is needed, and 2) adapt to the local business practices.

Today, Cognex vision systems can be found improving the efficiency of manufacturing plants throughout the world. What was a nightmare in the movie is becoming a sweet dream for companies that accept the power of the Cognex "matrix."

WORLD EXCLUSIVE


SEE!
COGNEX

Years of labor finally pay off!



A team of astonished doctors at Massachusetts General Hospital in Boston couldn't believe their human eyes back in July of 1981 when Robert Shillman, male, age 35, gave birth to a six pound, twelve ounce baby that had a silicon brain and digital cameras for eyes!

Yes, you heard right! This isn't a science fiction fantasy...it's a reality! The historic and unusual birth was the result of a weird—but totally legal—experiment conducted by Dr. Robert J. Shillman, a former lecturer at M. I. T., and two graduate students, Bill Silver and Marilyn Matz.

Once their idea was "hatched," the brain trust of Shillman, Silver and Matz devoted their lives to nurturing their baby, who they named "DataMan." Over the next 23 years, that first bundle of joy replicated itself thousands of times over, and now more than 200,000 intelligent machines are productive members of society in factories around the world. And, through the process of technological evolution, each successive generation of DataMen is far more powerful and insightful than its predecessors (although, for some as yet unknown reason, each successive generation is quite a bit smaller and lighter than the preceding one).

In 1981, the team of Shillman, Silver and Matz formed a company devoted to the care and feeding of DataMan and its offspring. In an interview with The ENQUIRER, one of the three founders revealed that they named the company "Cognex" because it is derived from the phrase, "**Cognition Experts.**" Employees of Cognex are called "Cognoids." And, the Cognex motto is "To Preserve and Enhance Vision," with "vision" referring not only to machine vision, but also to the original "vision" of the founders which, The ENQUIRER learned, was to create a highly successful and ethical company that works hard to exceed the expectations of its customers, employees, vendors, neighbors and stockholders.

To ensure a proper upbringing for their progeny, Cognex insists that every Cognoid pledge to uphold the company's ten values: Customer First, Excellence, Perseverance, Enthusiasm, Creativity, Pride, Integrity, Recognition, Sharing, and Fun. By working hard and upholding those core values, Cognex has become the largest and most successful machine vision company in the world.

The team of Shillman, Silver and Matz are still together at Cognex, where each day they continue to "labor" with more than 600 other Cognoids to give birth to new products. And, in addition to working hard, the Cognex team continues the company tradition of "playing hard" by celebrating each new addition to the Cognex family of machine vision systems.


COGNEX

"I was terrified...there were flying discs all around."

ALIEN CULTURE GROWS IN SMALL MASSACHUSETTS TOWN

A number of Cognex employees have broken their long silence and have come forward with claims that the machine vision giant regularly conducts bizarre corporate culture experiments on them during business hours.

These brave employees, or "Cognoids" as they are called internally, tell a tale of fun, laughter and enjoyment. "They've established an alien work culture here in Natick," said one engineer in an exclusive ENQUIRER interview, "and we are the test subjects."

It's true! The ENQUIRER has learned that remaining at the top of the machine vision industry takes a lot of hard work and inspiration. That's why Cognex offers a wide range of unique benefits, such as recognition programs, perks and special events, to give hard-working Cognoids an enjoyable environment to work in.

Operating under the motto of "Work Hard, Play Hard," Cognex has installed ping-pong tables, pinball machines, foosball tables and a fitness room in each of its major offices around the world. In addition, Cognex hosts monthly Friday night socials, company-wide movie nights, and they also offer continuous free coffee that has double the caffeine of normal coffee. Now THAT should keep the adrenaline pumping in these test subjects!

The company even purchased a parcel of land next to its corporate headquarters to serve as an Ultimate Frisbee field. "From the first day I arrived, there were flying discs all around me," a marketing executive, who wishes to remain anonymous, told The ENQUIRER. "At first I didn't know what to make of it...but then I joined right in."

Cognex also has a unique area in the lobby of its headquarters called the Wall of Fame, which honors the company's numerous successes. It features a three-story display of champagne bottles, each of which was opened and shared with employees to commemorate a significant company achievement.

The ENQUIRER initially hesitated to report this story for fear this unique culture would spread across America. But, we realized that it's our duty as reporters to keep our readers informed.

COMPANY "BREAKS ALL THE RULES" WITH NEW EMPLOYEE BENEFIT!



Natick, MA–based Cognex Corporation has a history of breaking the rules, but an exclusive investigation by The ENQUIRER discovered that this time, the high tech company might have gone too far.

The ENQUIRER has learned of a shocking email sent to all company employees announcing, **"BJ's in the cafeteria at noon!"** When questioned by The ENQUIRER, Cognex CEO Bob Shillman's cavalier response was, "Hey, what's the big deal? Everyone loves BJ's." Local police were notified, but they determined Cognex broke no laws since participation in the program was purely voluntary.

The author of the email — a native of Germany unfamiliar with certain American colloquialisms — was stunned by employee reaction. She told The ENQUIRER, "I expected people to be interested in discount memberships to the wholesale club, but I never imagined so much enthusiasm."

ELVIS SPOTTED IN NATICK!



Maybe it was the jack-o-lanterns and witches' brew that attracted him. Or maybe it was the hundreds of outrageous costumes. Whatever the reason, the King of Rock 'n' Roll himself rose from the dead and made an appearance at Cognex's Halloween party, which is held each year to celebrate the company's official holiday.

Forward-Looking Statements

Certain statements made in this report, as well as oral statements made by the Company from time to time, constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Readers can identify these forward-looking statements by the Company's use of the words "expects," "anticipates," "estimates," "believes," "projects," "intends," "plans," "will," "may," "shall," and similar words and other statements of a similar sense. These statements are based upon the Company's current estimates and expectations as to prospective events and circumstances, which may or may not be in the Company's control and as to which there can be no firm assurances given. These forward-looking statements involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include: (1) global economic conditions that impact the capital spending trends of manufacturers in a variety of industries; (2) the cyclicality of the semiconductor and electronics industries; (3) the inability to achieve significant international revenue; (4) fluctuations in foreign exchange rates; (5) the loss of, or a significant curtailment of purchases by, any one or more principal customers; (6) the reliance upon certain sole-source suppliers to manufacture and deliver critical components for the Company's products; (7) the inability to attract and retain skilled employees; (8) the inability to design and manufacture high-quality products; (9) inaccurate forecasts of customer demand; (10) the technological obsolescence of current products and the inability to develop new products; (11) the inability to protect the Company's proprietary technology and intellectual property; (12) the Company's involvement in time-consuming and costly litigation; (13) the impact of competitive pressures; and (14) the inability to achieve expected results from acquisitions. The foregoing list should not be construed as exhaustive and the Company encourages readers to refer to the detailed discussion of risk factors included in Part I – Item 1 of the Company's Annual Report on Form 10-K. The Company cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. The Company disclaims any obligation to subsequently revise forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date such statements are made.

Executive Overview

Cognex Corporation (the Company) designs, develops, manufactures, and markets machine vision systems, or computers that can "see," which are used to automate a wide range of manufacturing processes where vision is required. The Company's Modular Vision Systems Division (MVSD) specializes in machine vision systems that are used to automate the manufacture of discrete items, while the Company's Surface Inspection Systems Division (SISD) specializes in machine vision systems that are used to inspect the surfaces of materials processed in a continuous fashion.

In addition to product revenue derived from the sale of machine vision systems, the Company also generates revenue by providing maintenance and support, education, consulting, and installation services to its customers. The Company has two primary types of customers: original equipment manufacturers (OEMs) and end users. OEM customers purchase Cognex machine vision systems and integrate them into the capital equipment that they manufacture and then sell to their customers, primarily companies in the semiconductor and electronics industries that either make computer chips or make printed circuit boards containing computer chips. End-user customers purchase Cognex machine vision systems and install them directly on their production lines to automate the manufacture of a wide range of items in a variety of industries.

Over the past few years, the Company has been successful in diversifying its business beyond OEM customers who primarily serve the semiconductor and electronics industries. These industries are highly cyclical, with periods of investment followed by temporary downturns, which have had a severe effect on demand for capital equipment that incorporates the Company's products. In 2000, a spike in demand from these semiconductor and electronics OEMs drove the Company's revenue up to $251 million. At the end of 2000, demand started to decline significantly, and the Company's results in 2001 and 2002 were negatively impacted by this slowdown. In 2003, demand from OEM customers rebounded from the deep downturn and sales to these customers increased 51% from 2002.

While the OEM business improved in 2003, the end-user business represents a potentially much larger market for machine vision and the Company believes that the end-user business will account for the majority of its total revenue in the future. Sales to end-user customers have increased from only 37% of revenue in 2000 to 62% of revenue in 2003. While the capital spending trends of the Company's end-user customers have also been negatively impacted by global economic conditions, the industries and applications of these customers are far more diversified than those of its OEM customers. Sales to end-user customers increased 22% from 2002.

The Company's total revenue from both OEM and end-user customers in 2003 increased 32% from the prior year to $150 million. During 2003, the Company continued to keep tight control over expenses and invested only in strategic areas that will help drive revenue growth, such as sales and marketing. The growth in revenue, along with expense control, resulted in the Company reporting an operating profit of 13% of revenue in 2003 compared to an operating loss of 9% of revenue in 2002.

The following table sets forth certain consolidated financial data as a percentage of revenue:

Year ended December 31,	2003	2002	2001
Revenue	100%	100%	100%
Cost of revenue	33	35	44
Gross margin	67	65	56
Research, development, and engineering expenses	17	23	21
Selling, general, and administrative expenses	37	51	44
Amortization of goodwill	–	–	2
Charge for intangible asset impairment	–	–	8
Operating income (loss)	13	(9)	(19)
Nonoperating income	3	2	8
Income (loss) before taxes	16	(7)	(11)
Income tax provision (benefit)	5	(2)	(3)
Net income (loss)	11%	(5)%	(8)%

Results of Operations

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenue

Revenue for the year ended December 31, 2003 increased 32% to $150,092,000 from $114,107,000 for the year ended December 31, 2002. During the year, the Company experienced an increase in demand as its business rebounded from a slowdown in capital spending by manufacturers worldwide. Sales to OEM customers, most of whom make capital equipment used in the semiconductor and electronics industries, increased $19,076,000, or 51%, from the prior year. Sales to end-user customers increased from the prior year by $16,909,000, or 22%, due to higher demand from customers across a variety of industries. Sales to end-user customers continued to comprise the majority of the Company's revenue despite the rebound in the OEM business, representing 62% of total revenue in 2003 compared to 67% in 2002. Geographically, revenue increased from the prior year in all of the Company's major regions, but most significantly in Japan, where many of the Company's OEM customers are located.

Product revenue for the year ended December 31, 2003 increased 36% to $130,670,000 from $96,202,000 for the year ended December 31, 2002. The increase in product revenue was due to a higher volume of machine vision systems sold to customers in the semiconductor, electronics, automotive, paper, metals, and other industries. Service revenue, which is derived from the sale of maintenance and support, education, consulting, and installation services, increased 8% to $19,422,000 from $17,905,000. Many of the Company's products that were sold during 2003 included bundled maintenance and support programs for which a portion of the revenue will be recognized in future quarters over the program period. As a result, service revenue did not increase as dramatically as product revenue, and it decreased as a percentage of total revenue from 16% in 2002 to 13% in 2003.

MVSD revenue for the year ended December 31, 2003 increased 34% to $121,016,000 from $90,358,000 for the year ended December 31, 2002. The increase in MVSD revenue was due to a higher volume of modular vision systems sold to customers in the semiconductor, electronics, automotive, and other industries. SISD revenue for the year ended December 31, 2003 increased 22% to $29,076,000 from $23,749,000 for the year ended December 31, 2002. The increase in SISD revenue was due principally to a higher volume of SmartView® systems sold to customers in the paper and metals industries. The markets served by SISD had not been as severely impacted by the worldwide slowdown in capital spending. As a result, SISD revenue did not increase as dramatically as MVSD revenue, and it decreased as a percentage of total revenue to 19% in 2003 compared to 21% in 2002.

Gross Margin

Gross margin as a percentage of revenue was 67% for 2003 compared to 65% for 2002. The increase in gross margin was primarily due to the impact of the higher sales volume with relatively flat manufacturing overhead costs, as well as a greater percentage of revenue from the sale of modular vision systems, which have higher margins than the sale of services and surface inspection systems. This increase was partially offset by a lower amount of benefits recorded to "Cost of product revenue" in 2003 from the sale of previously reserved inventory and the favorable resolution of inventory purchase commitments, both of which had been reserved in 2001. These benefits amounted to $1,290,000 in 2003 compared to $2,684,000 in 2002.

Product gross margin as a percentage of revenue was 71% for 2003 compared to 70% for 2002. The increase in product margin was primarily due to the increased sales volume, as well as the shift in product mix to higher-margin modular vision systems. This increase was partially offset by the decreased benefit from the sale of previously reserved inventory. Service gross margin as a percentage of revenue remained consistent with the prior year at 37%.

MVSD gross margin as a percentage of revenue was 71% for 2003 compared to 70% for 2002. The increase in MVSD margin was primarily due to the impact of the higher sales volume, as well as a greater percentage of revenue from the sale of products, which carry higher margins than the service business. This increase was partially offset by the decreased benefit from the sale of previously reserved inventory. SISD gross margin as a percentage of revenue was 48% for 2003 compared to 45% for 2002. The increase in SISD margin was due principally to the increased sales volume.

Operating Expenses

Research, development, and engineering (R,D&E) expenses for the year ended December 31, 2003 decreased 4% to $24,719,000 from $25,630,000 for the year ended December 31, 2002. MVSD R,D&E expenses decreased $1,245,000, or 5%, from the prior year primarily due to a headcount reduction in the third quarter of 2002. SISD R,D&E expenses increased $334,000, or 15%, from the prior year due principally to an increase in spending on software translation services and other activities related to the SmartView® product line.

Selling, general, and administrative (S,G&A) expenses for the year ended December 31, 2003 decreased 5% to $55,724,000 from $58,376,000 for the year ended December 31, 2002. MVSD S,G&A expenses increased $1,674,000, or 4%, from the prior year, while SISD S,G&A expenses increased $587,000, or 8%, from 2002. Corporate expenses that are not allocated to a division decreased $4,913,000, or 46%, from the prior year. The increase in MVSD and SISD expenses was primarily due to higher spending in sales and marketing undertaken to increase sales opportunities, as well as the unfavorable impact of foreign exchange rate changes on the Company's international operations. A significant amount of the Company's sales and marketing costs are denominated in currencies other than the U.S. Dollar, primarily the Euro Dollar and Japanese Yen. During 2003, the Euro Dollar and Japanese Yen strengthened versus the U.S. Dollar, resulting in a higher level of expenses when these amounts were translated into U.S. Dollars. The decrease in corporate expenses was due principally to lower legal expenses associated with patent infringement lawsuits initiated by the Company to protect its intellectual property.

Nonoperating Income

Investment and other income for the year ended December 31, 2003 decreased 40% to $5,450,000 from $9,156,000 for the year ended December 31, 2002. This decrease was due principally to lower average interest rates on the Company's portfolio of debt securities. In addition, during 2003, the Company reduced the carrying value of its investment in a limited partnership by $1,031,000 compared to $680,000 during 2002, representing realized investment losses and fund expenses that were not offset by realized investment gains.

During the fourth quarter of 2002, based upon the estimated fair value of the Company's investment in a limited partnership, the Company determined that it may be unable to recover its full carrying value. As a result, the Company recorded a charge of $1,768,000, representing an other-than-temporary impairment in the carrying value of this investment. In addition, during 2002, the Company recorded losses from the sale of equity securities totaling $6,184,000.

The foreign currency loss for the year ended December 31, 2003 was $1,712,000 compared to a gain of $350,000 for the year ended December 31, 2002. The loss in 2003 was primarily due to the revaluation and settlement of the Company's Irish subsidiary's accounts receivable denominated in U.S. Dollars and Japanese Yen. During 2003, the Euro Dollar strengthened versus the U.S. Dollar and Japanese Yen, resulting in foreign currency losses on the Irish subsidiary's books when these receivables were revalued and collected. Although the Company experienced similar losses in 2002, they were offset by gains on the revaluation of intercompany balances that were not fully hedged. In addition, a smaller percentage of the Company's Irish subsidiary's accounts receivable were denominated in currencies other than the Euro Dollar in 2002.

Income Taxes

The Company's effective tax rate for 2003 was a provision of 31% compared to a benefit of 27% for 2002. The increase in the effective tax rate was primarily due to lower tax-exempt investment income, generated from the Company's municipal bond portfolio.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenue

Revenue for the year ended December 31, 2002 decreased 19% to $114,107,000 from $140,729,000 for the year ended December 31, 2001. During 2002, the Company's results continued to be negatively impacted by a worldwide slowdown in capital spending, primarily by manufacturers in the semiconductor and electronics industries. Sales to OEM customers, most of whom make capital equipment used by manufacturers in these industries, decreased $23,993,000, or 39%, from the prior year. Sales to end-user customers decreased from the prior year by $2,629,000, or 3%, primarily due to lower demand from customers who make electronic products. Sales to end-user customers represented 67% of total revenue in 2002 compared to 56% in 2001. Geographically, revenue decreased from the prior year in all of the Company's major regions, but most significantly in Japan, where many of the Company's OEM customers are located.

Product revenue for the year ended December 31, 2002 decreased 19% to $96,202,000 from $119,288,000 for the year ended December 31, 2001. The decrease in product revenue was primarily due to a lower volume of machine vision systems sold to customers in the semiconductor and electronics industries. Service revenue, which is derived from the sale of maintenance and support, education, consulting, and installation services, decreased 16% to $17,905,000 from $21,441,000 due principally to lower revenue generated by maintenance and support programs that are sold bundled with product offerings. Service revenue accounted for 16% of total revenue in 2002 compared to 15% in 2001.

MVSD revenue for the year ended December 31, 2002 decreased 23% to $90,358,000 from $117,074,000 for the year ended December 31, 2001. The decrease in MVSD revenue was primarily due to a lower volume of systems sold to customers in the semiconductor and electronics industries. SISD revenue totaled $23,749,000 and was slightly higher than the prior year, as the markets served by SISD, such as the paper and metals industries, were not as severely impacted by the worldwide slowdown in capital spending. SISD revenue represented 21% of total revenue in 2002 compared to 17% in 2001.

Gross Margin

Gross margin as a percentage of revenue was 65% for 2002 compared to 56% for 2001. In 2001, the Company recorded a $16,615,000 charge in "Cost of product revenue" for excess inventories, inventory purchase commitments, and the impairment of complete technology. During 2002, the Company recorded benefits to "Cost of product revenue" amounting to $2,684,000 from the sale of previously reserved inventory and the favorable resolution of inventory purchase commitments, both of which had been reserved in 2001. The increase in gross margin was primarily due to the charges to "Cost of product revenue" recorded in 2001, as well as the benefits recorded in 2002. In addition, the impact of the lower sales volume, as well as a greater percentage of revenue from the sale of services and surface inspection systems, both of which have lower margins than modular vision systems, had a negative effect on gross margin.

Product gross margin as a percentage of revenue was 70% for 2002 compared to 58% for 2001. The increase in product margin was primarily due to the charges and benefits recorded in "Cost of product revenue" in 2001 and 2002, respectively, partially offset by unfavorable absorption of manufacturing overhead due to the decreased sales volume, as well as the shift in product mix to lower-margin surface inspection systems. Service gross margin as a percentage of revenue was 37% for 2002 compared to 43% for 2001. Many of the Company's products are sold with bundled maintenance and support programs for which the revenue is recognized over the program period. The declining volume of product sales in 2001 and 2002 has resulted in lower service revenue derived from these maintenance and support programs. Although the Company has reduced its cost structure to more closely align expenses to the lower sales volume, the decline in service revenue was much greater than the expense reductions made by the Company.

MVSD gross margin as a percentage of revenue was 70% for 2002 compared to 59% for 2001. The increase in MVSD margin was primarily due to the charges and benefits recorded in "Cost of product revenue" in 2001 and 2002, respectively, partially offset by the impact of the declining sales volume, as well as lower service margins resulting from lower maintenance and support revenue. SISD gross margin as a percentage of revenue was 45% for 2002 compared to 42% for 2001. The increase in SISD margin was due principally to product cost improvements and higher service revenue.

Operating Expenses

Research, development, and engineering (R,D&E) expenses for the year ended December 31, 2002 decreased 15% to $25,630,000 from $30,094,000 for the year ended December 31, 2001. MVSD R,D&E expenses decreased $4,333,000, or 16%, from the prior year primarily due to cost reduction initiatives that began in 2001 and continued in 2002, including headcount reductions in both 2001 and 2002 and tight control over discretionary spending. SISD R,D&E expenses were relatively flat with the prior year.

Selling, general, and administrative (S,G&A) expenses for the year ended December 31, 2002 decreased 5% to $58,376,000 from $61,262,000 for the year ended December 31, 2001. MVSD S,G&A expenses decreased $4,428,000, or 10%, from the prior year, while SISD S,G&A expenses increased $705,000, or 11%, from 2001. Corporate expenses that are not allocated to a division increased $837,000, or 9% from the prior year. The decrease in MVSD expenses was primarily due to headcount reductions and lower discretionary spending. The increase in SISD expenses resulted from higher spending in sales and marketing undertaken to increase sales opportunities and grow market share. The increase in corporate expenses was principally due to an expense in 2002 related to the acquisition of the web inspection business of Honeywell International Inc.

Effective January 1, 2002, the Company ceased the amortization of goodwill in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

Nonoperating Income

Investment and other income for the year ended December 31, 2002 decreased 22% to $9,156,000 from $11,669,000 for the year ended December 31, 2001. This decrease was due to lower average interest rates on the Company's portfolio of debt securities, as well as a lower average invested balance as a result of using $26,425,000 in cash to repurchase common stock in 2002. In addition, during 2002, the Company reduced the carrying value of its investment in a limited partnership by $680,000, representing realized investment losses and fund expenses that were not offset by realized investment gains.

During the fourth quarter of 2002, based upon the estimated fair value of the Company's investment in a limited partnership, the Company determined that it may be unable to recover its full carrying value. As a result, the Company recorded a charge of $1,768,000, representing an other-than-temporary impairment in the carrying value of this investment. In addition, during 2002, the Company recorded losses from the sale of equity securities totaling $6,184,000.

The foreign currency gain for the year ended December 31, 2002 was $350,000 compared to a loss of $328,000 for the year ended December 31, 2001. These gains and losses were primarily due to the revaluation of intercompany balances that were not fully hedged. The gain in 2002 was partially offset by losses due to the revaluation and settlement of the Company's Irish subsidiary's accounts receivable denominated in U.S. Dollars and Japanese Yen. During 2002, the Euro Dollar strengthened versus the U.S. Dollar and Japanese Yen, resulting in foreign currency losses on the Irish subsidiary's books when these receivables were revalued and collected. Similar losses were not material in 2001 because a smaller percentage of the Company's Irish subsidiary's accounts receivable were denominated in currencies other than the Euro Dollar, and foreign exchange rates did not fluctuate as significantly.

Income Taxes

The Company's effective tax rate for 2002 and 2001 was a benefit of 27% and 29%, respectively. The benefit reflects the Company's significant tax-exempt investment income and future reductions in taxes payable relating to net operating loss carryforwards in various jurisdictions. These benefits are offset by investments in the Company's foreign operations that are taxed at rates different from those in the United States and the impairment charge related to the Company's investment in a limited partnership, for which no tax benefit was provided.

Liquidity and Capital Resources

The Company has historically been able to generate positive cash flow from operations, which has funded the Company's operating activities and other cash requirements and has resulted in an accumulated cash, cash equivalent, and investments balance of $303,502,000 at December 31, 2003, representing 79% of stockholders' equity. The Company has established guidelines relative to credit ratings, diversification, and maturities of its investments that maintain liquidity.

The Company's cash requirements during the year ended December 31, 2003 were met with positive cash flow from operations and the proceeds from the issuance of common stock under stock option and stock purchase plans. Cash requirements consisted of operating activities, capital expenditures, cash paid for business acquisitions, and the payment of dividends. Capital expenditures in 2003 totaled $2,462,000 and consisted primarily of expenditures for computer hardware and software.

The Company believes that its existing cash, cash equivalent, and investments balance, together with continued positive cash flow from operations, will be sufficient to meet its operating, investing, and financing activities in 2004, as well as for the next few years.

The following table summarizes the Company's material contractual obligations, both fixed and contingent (in thousands):

As of December 31, 2003	Limited Partnership Interest	Acquisitions	Leases	Total
2004	$11,375	$440	$2,443	$14,258
2005	–	2,703	1,643	4,346
2006	–	–	287	287
2007	–	–	264	264
2008	–	–	108	108
Thereafter	–	–	428	428
	$11,375	$3,143	$5,173	$19,691

Limited Partnership Interest

On June 30, 2000, Cognex Corporation became a Limited Partner in Venrock Associates III, L.P., a venture capital fund. The Company has committed to a total investment in the limited partnership of up to $25,000,000, of which $13,625,000 had been contributed as of December 31, 2003, including $3,250,000 during 2003. The commitment to contribute capital expires on January 1, 2005 and the Company does not have the right to withdraw from the partnership prior to December 31, 2010.

Acquisitions

On March 31, 2003, the Company acquired the wafer identification business of Siemens Dematic AG for 7,000,000 Euros in cash (or approximately $7,630,000) paid at closing, with the potential for an additional cash payment in 2005 of up to 1,700,000 Euros (or approximately $2,138,000) depending upon the achievement of certain performance criteria.

On December 1, 2003, the Company acquired the machine vision business of Gavitec AG for 3,800,000 Euros in cash (or approximately $4,534,000), including 3,500,000 Euros paid at closing, 100,000 Euros to be paid on December 1, 2004, and 200,000 Euros to be paid on December 1, 2005. There is the potential for an additional cash payment of up to 250,000 Euros in both 2004 and 2005 (or approximately $314,000 in each year) depending upon the achievement of certain performance criteria.

In addition to the aforementioned commitments, the following items may also result in future material uses of cash:

Derivative Instruments

In certain instances, the Company enters into forward contracts and currency swaps to hedge against foreign currency fluctuations. Because the terms of the derivative instrument and underlying exposure are generally matched at inception, changes in foreign currency exchange rates should not expose the Company to significant net cash outflows.

Bank Guarantees

On May 27, 2003, the Company provided bank guarantees totaling 3,051,000,000 Yen (or approximately $28,416,000) to taxing authorities in Japan. The Tokyo Regional Taxation Bureau (TRTB) has asserted that Cognex Corporation has a permanent establishment in Japan that would require certain income, previously reported on U.S. tax returns for the years ended December 31, 1997 through December 31, 2001, to be subject instead to taxation in Japan. The Company disagrees with this position and believes that this assertion is inconsistent with principles under the U.S. – Japan income tax treaty. Until this matter is resolved, the Company is required to provide bank guarantees to collateralize these tax assessments. Should the TRTB prevail in its assertion, the income in question would be taxable in Japan and the Company would be required to pay approximately $28,416,000 in taxes, interest, and penalties to Japanese taxing authorities. The Company would then be entitled to recoup the majority of this amount from taxing authorities in the U.S.

Stock Repurchase Program

On December 12, 2000, the Company's Board of Directors authorized the repurchase of up to $100,000,000 of the Company's common stock. During 2003, the Company did not repurchase any shares under this program. During 2002, a total of 1,768,452 shares were repurchased at a cost of $26,425,000. There were no shares repurchased under this program prior to 2002. The Company may repurchase additional shares under this program in future periods depending upon a variety of factors, including the market value of the Company's common stock and the average return on the Company's invested balances.

Dividends

In the third and fourth quarters of 2003, the Company's Board of Directors declared and paid a cash dividend of $0.06 per share, amounting to $2,607,000 and $2,630,000, respectively. The Company's Board of Directors also declared and paid a cash dividend of $0.06 per share in the first quarter of 2004, amounting to $2,677,000. Future dividends will be declared at the discretion of the Board of Directors and will depend upon such factors as the Board of Directors deems relevant. The Board of Directors may modify the Company's dividend policy from time to time.

Critical Accounting Policies and Estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and various other assumptions believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates under different assumptions or circumstances resulting in charges that could be material in future reporting periods. The Company believes the following critical accounting policies require the use of significant estimates and judgments in the preparation of its consolidated financial statements.

Revenue Recognition

The Company recognizes revenue from product sales upon delivery if a signed customer contract or purchase order has been received, the fee is fixed or determinable, and collection of the resulting receivable is probable. If the arrangement contains customer-specified acceptance criteria, then revenue is deferred until the Company can demonstrate that the customer's criteria have been met. The Company maintains reserves against revenue for potential product returns. Revenue from maintenance and support programs is deferred and recognized ratably over the program period. Revenue from education and consulting services are recognized over the period the services are provided. Revenue from installation services is recognized when the customer has signed off that the installation is complete.

While the Company applies the guidance of Statement of Position (SOP) No. 97-2, "Software Revenue Recognition," as amended by SOP No. 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions," management exercises judgment in connection with the determination of the amount of revenue to be recognized each period. Such judgments include, but are not limited to, assessing the probability of collecting the receivable, assessing whether the fee is fixed or determinable, and assessing whether customer-specified acceptance criteria are substantive in nature.

Investments

At December 31, 2003, the Company's investment balance totaled $227,275,000, of which $212,917,000 consisted of municipal bonds and $4,212,000 consisted of corporate bonds. Investments in municipal and corporate bonds are reported at fair value, with unrealized gains and losses, net of tax, recorded in stockholders' equity as other comprehensive income (loss). The remaining investment balance of $10,146,000 represents a limited partnership interest in Venrock Associates III, L.P., a venture capital fund. A director of the Company is a Managing General Partner of Venrock Associates. The Company's limited partnership interest is accounted for using the cost method because the Company's investment is less than 5% of the partnership and the Company has no influence over the partnership's operating and financial policies.

The fair value of the Company's limited partnership interest is based upon valuations of the partnership's investments as determined by the General Partner. The Company understands that the General Partner adjusts the investment valuations at least quarterly to reflect both realized and unrealized gains and losses on partnership investments. Securities of public companies are valued at market, subject to appropriate discounts to reflect limitations on liquidity. Securities of private companies are valued at an estimated fair value, which initially is at cost, adjusted for subsequent transactions that indicate a higher or lower value is warranted. The value of private securities may be discounted when, in the General Partner's judgment, the carrying value of such private securities has been impaired by specific events.

The Company monitors the carrying value of its investment compared to the valuations provided by the General Partner. The carrying value is adjusted each quarter for realized gains and losses on partnership investments, as well as for fund expenses. Unrealized gains and losses on partnership investments are monitored each quarter by the Company to determine whether an other-than-temporary impairment in its interest in the limited partnership has occurred. In considering whether a decline in fair value is other than temporary, the Company considers many factors, both qualitative and quantitative in nature. Some of these factors include the duration and extent of the fair value decline, the length of the Company's contractual commitment to the partnership, general economic and stock market trends, and specific communications from the General Partner.

The Company has committed to a total investment in the limited partnership of up to $25,000,000, of which $13,625,000 had been contributed as of December 31, 2003. The commitment to contribute capital expires on January 1, 2005 and the Company does not have the right to withdraw from the partnership prior to December 31, 2010.

To date, the Company has reduced the carrying value of its investment in the limited partnership by $1,711,000, representing realized investment losses and fund expenses that were not offset by realized investment gains, and $1,768,000, representing an other-than-temporary impairment in the carrying value of this investment recorded in 2002. At December 31, 2003, the carrying value of this investment was $10,146,000 compared to an estimated fair value, as determined by the General Partner, of $9,536,000. The unrealized loss of $610,000 was determined to be temporary.

Given the nature of the partnership's portfolio and the difficulty inherent in valuing these investments, there is a great deal of uncertainty surrounding the future value of the Company's interest in the limited partnership and future impairment charges may be required.

Accounts Receivable

The Company maintains reserves against its accounts receivable for potential credit losses. Ongoing credit evaluations of customers are performed and the Company has historically not experienced significant losses related to the collection of its accounts receivable. Allowances for uncollectible accounts are estimated by management taking into account the length of time receivables have been outstanding, specific accounts determined to be at risk for collection, the risks associated with selling to smaller end-user customers, and the economic conditions of the primary regions and industries sold to, as well as general economic conditions. An adverse change in any of these factors may result in the need for additional bad debt provisions.

Inventories

Inventories are stated at the lower of cost or market. The Company estimates excess and obsolescence exposures based upon assumptions about future demand, product transitions, and market conditions and records reserves to reduce the carrying value of inventories to their net realizable value. The failure to accurately forecast demand, in terms of both volume and configuration, and adjust material requirement plans in a timely manner may lead to additional excess and obsolete inventory and future charges.

In 2001, the Company recorded a $16,300,000 charge for excess inventories and purchase commitments resulting from an extended slowdown in the semiconductor and electronics industries, as well as the expected transition to newer Cognex hardware platforms by the Company's OEM customers. The Company has been able to subsequently sell $3,080,000 of this inventory to customers as a result of actual demand being higher than the demand that was forecasted at the time of the charge. In addition, the Company has negotiated the favorable resolution of $894,000 of the inventory purchase commitments. The Company did not record significant excess and obsolete inventory provisions in 2002 or 2003.

Long-Lived Assets

The Company has long-lived assets including property, plant, and equipment, as well as acquired goodwill and other intangible assets. These assets are susceptible to shortened estimated useful lives and changes in fair value due to changes in their use, market or economic changes, or other events or circumstances. In addition, the fair value of goodwill is susceptible to changes in the fair value of the reporting units in which the goodwill resides, which are also reportable segments. The Company evaluates the potential impairment of its long-lived assets annually, as required, or whenever events or circumstances indicate their carrying value may not be recoverable. If events or circumstances occur which would require a significant reduction in the estimated useful lives of these assets or a significant decrease in fair value below their carrying value, an adjustment to the lives or carrying values would result in a charge to income in the period of determination.

Warranty Obligations

The Company records the estimated cost of fulfilling product warranties at the time of sale based upon historical costs to fulfill warranty obligations. Provisions may also be recorded subsequent to the time of sale whenever specific events or circumstances impacting product quality that would not have been taken into account using historical data become known. While the Company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its component suppliers and third-party contract manufacturers, the Company's warranty obligation is affected by product failure rates, material usage, and service delivery costs incurred in correcting a product failure. An adverse change in any of these factors may result in the need for additional warranty provisions.

Contingencies

Estimated losses from contingencies are accrued by management based upon the likelihood of a loss and the ability to reasonably estimate the amount of the loss. Estimating potential losses, or even a range of losses, is difficult and involves a great deal of judgment. The Company relies primarily on assessments made by its internal and external legal counsel to make its determination as to whether a loss contingency arising from litigation should be recorded or disclosed. Should the resolution of a contingency result in a loss that the Company did not accrue because management did not believe that the loss was probable or capable of being reasonably estimated, then this loss would result in a charge to income in the period the contingency was resolved.

Income Taxes

As part of the process of preparing consolidated financial statements, management is required to estimate income taxes in each of the jurisdictions in which the Company operates. This process involves estimating the current tax liability, as well as assessing temporary differences arising from the different treatment of items for financial statement and tax purposes. These differences result in deferred tax assets and liabilities, which are recorded on the consolidated balance sheet.

At December 31, 2003, the Company had net deferred tax assets of $27,651,000, primarily resulting from temporary differences between the financial statement and tax bases of assets and liabilities. Management has evaluated the realizability of these deferred tax assets and has determined that it is more likely than not that these assets will be realized. In reaching this conclusion, management has evaluated certain criteria, including the Company's historical profitability, current projections of future profitability, and the lives of tax credits, net operating and capital losses, and other carryforwards, certain of which have indefinite lives. Should the Company fail to generate sufficient pre-tax profits in future periods, the Company may be required to record material adjustments to these deferred tax assets, resulting in a charge to income in the period of determination.

Significant judgment is required in determining worldwide income tax expense based upon tax laws in the various jurisdictions in which the Company operates. The Company is subject to audits by various tax authorities, which may result in future charges or credits.

Derivative Instruments

In certain instances, the Company enters into forward contracts and currency swaps to hedge against foreign currency fluctuations. These contracts are used to reduce the Company's risk associated with foreign currency exchange rate changes, as the gains or losses on these contracts are intended to offset the losses or gains on the underlying exposures. The Company does not engage in foreign currency speculation.

The Company recorded foreign currency losses of $1,712,000 in 2003, foreign currency gains of $350,000 in 2002, and foreign currency losses of $328,000 in 2001. The Company's exposure to foreign currency gains and losses has increased in recent years as a greater portion of its revenues, expenses, assets, and liabilities are denominated in currencies other than the functional currencies of the Company or its subsidiaries. In addition, foreign exchange rates have fluctuated more significantly in the past two years.

New Pronouncements

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, "Consolidation of Variable Interest Entities," to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities, and activities of another entity. Previously, a company generally included other entities in its consolidated financial statements only if it controlled the entity through voting interests. Interpretation No. 46 changes that guidance by requiring variable interest entities, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns. Interpretation No. 46 also requires disclosure about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. On December 24, 2003, the FASB deferred the effective date of Interpretation No. 46 for certain transactions until periods ending after March 15, 2004. The Company does not believe the adoption of Interpretation No. 46 will have a material impact on its consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk

The Company faces exposure to adverse movements in foreign currency exchange rates as a significant portion of its revenues, expenses, assets, and liabilities are denominated in currencies other than the functional currencies of the Company or its subsidiaries. These exposures may change over time as business practices evolve. The Company evaluates its foreign currency exposures on an ongoing basis and makes adjustments to its foreign currency risk management program as circumstances change.

In certain instances, the Company enters into forward contracts and currency swaps to hedge against foreign currency fluctuations. Currency swaps are used to hedge long-term transactions between the Company and its subsidiaries. Forward contracts are used to position an economic hedge against transactions denominated in currencies other than the functional currencies of the Company or its subsidiaries. These forward contracts and currency swaps are used to reduce the Company's risk associated with foreign currency exchange rate changes, as the gains or losses on these contracts are intended to offset the losses or gains on the underlying exposures. The Company does not engage in foreign currency speculation.

The success of the Company's foreign currency risk management program depends upon forecasts of transaction activity denominated in various foreign currencies. To the extent that these forecasts are overstated or understated during periods of currency volatility, the Company could experience unanticipated foreign currency gains or losses that could have a material impact on the Company's results of operations. In addition, the failure to identify new exposures and hedge them in a timely manner may result in material foreign currency gains or losses.

The Company enters into currency swaps to hedge the foreign currency exposure of its net investments in certain of its European subsidiaries. Currency swaps to exchange a total of 48,340,000 Euro Dollars for U.S. Dollars at a weighted-average settlement price of 1.02 USD/Euro, with original terms of two to five years, were outstanding at December 31, 2003. The Company also enters into forward contracts to hedge the foreign currency exposure of a portion of its intercompany transactions between its subsidiaries. Forward contracts to exchange 500,000,000 Japanese Yen for Euro Dollars at a weighted-average settlement price of 132.79 Yen/Euro and contracts to exchange 23,000,000 Euro Dollars for U.S. Dollars at a settlement price of 1.24 USD/Euro, both with terms of approximately three months, were outstanding at December 31, 2003. In addition, the Company enters into forward contracts to hedge the foreign currency exposure of its Irish subsidiary's accounts receivable denominated in U.S. dollars and Japanese Yen. Forward contracts to exchange 270,000,000 Japanese Yen for Euro Dollars at a settlement price of 132.40 Yen/Euro and contracts to exchange 2,100,000 U.S. dollars for Euro Dollars at a settlement price of 1.23 USD/Euro, both with terms of approximately three months, were outstanding at December 31, 2003.

While the contract amounts of derivative instruments provide one measure of the volume of these transactions, they do not represent the amount of the Company's exposure to changes in foreign currency exchange rates. Because the terms of the derivative instrument and underlying exposure are generally matched at inception, changes in foreign currency exchange rates should not expose the Company to significant losses in earnings or net cash outflows when exposures are properly hedged.

Interest Rate Risk

The Company's investment portfolio includes municipal and corporate bonds. Debt securities with original maturities greater than three months are designated as available-for-sale and are reported at fair value. At December 31, 2003, the fair value of the Company's bond portfolio amounted to $243,376,000, with principal amounts totaling $237,425,000, maturities that do not exceed three years, and a yield to maturity of 1.59%.

Given the relatively short maturities and investment-grade quality of the Company's bond portfolio at December 31, 2003, a sharp rise in interest rates should not have a material adverse effect on the fair value of these instruments. As a result, the Company does not currently hedge these interest rate exposures.

The following table (dollars in thousands) presents hypothetical changes in the fair value of the Company's bond portfolio at December 31, 2003 arising from selected potential changes in interest rates:

Type of security	Valuation of securities given an interest rate decrease		No change in interest rates	Valuation of securities given an interest rate increase	
	(100 BP)	(50 BP)		50 BP	100 BP
Municipal and corporate bonds	$245,569	$244,446	$243,376	$242,322	$241,277

A 50 basis point (BP) movement in the Federal Funds Rate has occurred in 13 of the last 52 quarters. There has not been a 100 BP movement in the Federal Funds Rate in any of the last 52 quarters.

Other Market Risks

The Company's investment portfolio also includes a limited partnership interest in Venrock Associates III, L.P., a venture capital fund with an investment focus on Information Technology and Health Care and Life Sciences. The majority of the partnership's portfolio consists of investments in early stage, private companies characterized by a high degree of risk, volatility, and illiquidity.

The fair value of the Company's limited partnership interest is based upon valuations of the partnership's investments as determined by the General Partner. The Company understands that the General Partner adjusts the investment valuations at least quarterly to reflect both realized and unrealized gains and losses on partnership investments. Securities of public companies are valued at market, subject to appropriate discounts to reflect limitations on liquidity. Securities of private companies are valued at an estimated fair value, which initially is at cost, adjusted for subsequent transactions that indicate a higher or lower value is warranted. The value of private securities may be discounted when, in the General Partner's judgment, the carrying value of such private securities has been impaired by specific events.

Given the nature of the partnership's portfolio and the difficulty inherent in valuing these investments, there is a great deal of uncertainty surrounding the future value of the Company's interest in the limited partnership and future impairment charges may be required.

Cognex Corporation: Consolidated Balance Sheets

(In thousands, except per share amounts)

December 31,	2003	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 76,227	$ 60,864
Short-term investments	56,406	75,769
Accounts receivable, less reserves of $2,613 and $2,207 in 2003 and 2002, respectively	26,697	18,981
Inventories, net	15,519	18,952
Deferred income taxes	8,223	9,969
Prepaid expenses and other current assets	14,526	9,687
Total current assets	197,598	194,222
Long-term investments	170,869	139,352
Property, plant, and equipment, net	24,980	27,405
Deferred income taxes	19,428	16,608
Intangible assets, net	8,582	919
Goodwill, net	7,222	3,742
Other assets	3,854	3,686
	$432,533	$385,934
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 5,555	$ 3,496
Accrued expenses	32,098	19,972
Customer deposits	3,932	3,659
Deferred revenue	5,702	4,287
Total current liabilities	47,287	31,414
Other liabilities	252	–
Commitments (Notes 4, 9, 10, 11, 12, and 18)		
Stockholders' equity:		
Common stock, $.002 par value –		
Authorized: 140,000 shares, issued: 48,186 and 46,877 shares in 2003 and 2002, respectively	96	94
Additional paid-in capital	209,679	184,595
Treasury stock, at cost, 4,253 and 4,249 shares in 2003 and 2002, respectively	(72,445)	(72,311)
Retained earnings	258,724	248,010
Accumulated other comprehensive loss	(11,060)	(5,868)
Total stockholders' equity	384,994	354,520
	$432,533	$385,934

The accompanying notes are an integral part of these consolidated financial statements.

Cognex Corporation: Consolidated Statements of Cash Flows

(In thousands)

Year Ended December 31,	**2003**	2002	2001
Cash flows from operating activities:			
Net income (loss)	**$ 15,951**	$ (6,027)	$ (11,127)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation of property, plant, and equipment	**5,422**	6,534	6,953
Amortization of intangible assets	**1,012**	543	4,161
Amortization of investments	**3,728**	2,447	2,430
Tax benefit from exercise of stock options	**4,302**	3,450	3,745
Deferred income tax benefit	**(432)**	(2,196)	(7,843)
Net loss on investment in limited partnership	**1,031**	680	–
Impairment on investment in limited partnership	**–**	1,768	–
Loss on sale of equity securities	**–**	6,184	–
Charge for excess inventory	**–**	–	16,300
Charge for intangible asset impairment	**–**	–	11,247
Changes in current assets and current liabilities:			
Accounts receivable	**(4,775)**	(348)	27,824
Inventories	**5,833**	5,010	(12,893)
Accounts payable	**1,482**	(2,569)	(4,775)
Accrued expenses	**148**	(1,411)	(12,277)
Other current assets and current liabilities	**(2,783)**	1,979	(3,118)
Other operating activities	**45**	402	243
Net cash provided by operating activities	**30,964**	16,446	20,870
Cash flows from investing activities:			
Purchase of investments	**(165,534)**	(97,723)	(139,863)
Maturity and sale of investments	**149,429**	139,353	106,310
Purchase of property, plant, and equipment	**(2,462)**	(2,227)	(4,455)
Cash paid for business acquisitions	**(11,787)**	(349)	(361)
Net cash provided by (used in) investing activities	**(30,354)**	39,054	(38,369)
Cash flows from financing activities:			
Issuance of common stock under stock option, stock purchase, and other plans	**20,650**	5,004	4,637
Repurchase of common stock	**–**	(26,425)	–
Payment of dividends	**(5,237)**	–	–
Net cash provided by (used in) financing activities	**15,413**	(21,421)	4,637
Effect of exchange rate changes on cash	**(660)**	(4,875)	1,597
Net increase (decrease) in cash and cash equivalents	**15,363**	29,204	(11,265)
Cash and cash equivalents at beginning of year	**60,864**	31,660	42,925
Cash and cash equivalents at end of year	**$ 76,227**	$ 60,864	$ 31,660

The accompanying notes are an integral part of these consolidated financial statements.

Cognex Corporation: Consolidated Statements of Stockholders' Equity

(In thousands)

	Common Stock	
	Shares	Par Value
Balance at December 31, 2000	45,788	$92
Issuance of common stock under stock option, stock purchase, and other plans	501	1
Tax benefit from exercise of stock options	–	–
Common stock received for payment of stock option exercises	–	–
Comprehensive loss:		
Net loss	–	–
Unrealized loss on investments, net of tax of $1,807	–	–
Gains on foreign intercompany loans, net of losses on currency swaps, net of tax of $64	–	–
Foreign currency translation adjustment	–	–
Comprehensive loss		
Balance at December 31, 2001	46,289	$93
Issuance of common stock under stock option, stock purchase, and other plans	588	1
Tax benefit from exercise of stock options	–	–
Repurchase of common stock	–	–
Common stock received for payment of stock option exercises	–	–
Comprehensive loss:		
Net loss	–	–
Recognition of accumulated losses on equity securities in current operations, net of tax of $2,506	–	–
Losses on currency swaps, net of gains on foreign intercompany loans, net of tax of $21	–	–
Foreign currency translation adjustment	–	–
Comprehensive loss		
Balance at December 31, 2002	46,877	$94
Issuance of common stock under stock option, stock purchase, and other plans	1,309	2
Tax benefit from exercise of stock options	–	–
Payment of dividends	–	–
Common stock received for payment of stock option exercises	–	–
Comprehensive income:		
Net income	–	–
Losses on currency swaps, net of gains on foreign intercompany loans, net of tax of $367	–	–
Net unrealized gain on available-for-sale investments, net of tax of $299	–	–
Foreign currency translation adjustment	–	–
Comprehensive income		
Balance at December 31, 2003	**48,186**	**$96**

The accompanying notes are an integral part of these consolidated financial statements.

Additional Paid-in Capital	Treasury Stock Shares	Treasury Stock Cost	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)	Total Stockholders' Equity
$163,815	2,365	$(42,675)	$265,164	$ (2,447)		$383,949
6,115	–	–	–	–	–	6,116
3,745	–	–	–	–	–	3,745
–	25	(744)	–	–	–	(744)
–	–	–	(11,127)	–	(11,127)	(11,127)
–	–	–	–	(3,076)	(3,076)	(3,076)
–	–	–	–	109	109	109
–	–	–	–	(928)	(928)	(928)
					$(15,022)	
$173,675	2,390	$(43,419)	$254,037	$ (6,342)		$378,044
7,470	–	–	–	–	–	7,471
3,450	–	–	–	–	–	3,450
–	1,768	(26,425)	–	–	–	(26,425)
–	91	(2,467)	–	–	–	(2,467)
–	–	–	(6,027)	–	(6,027)	(6,027)
–	–	–	–	4,269	4,269	4,269
–	–	–	–	(35)	(35)	(35)
–	–	–	–	(3,760)	(3,760)	(3,760)
					$ (5,553)	
$184,595	4,249	$(72,311)	$248,010	$ (5,868)		$354,520
20,782	–	–	–	–	–	20,784
4,302	–	–	–	–	–	4,302
–	–	–	(5,237)	–	–	(5,237)
–	4	(134)	–	–	–	(134)
–	–	–	15,951	–	15,951	15,951
–	–	–	–	(625)	(625)	(625)
–	–	–	–	509	509	509
–	–	–	–	(5,076)	(5,076)	(5,076)
					$10,759	
$209,679	**4,253**	**$(72,445)**	**$258,724**	**$(11,060)**		**$384,994**

Note 1: Summary of Significant Accounting Policies

The accompanying consolidated financial statements reflect the application of the significant accounting policies described below.

Nature of Operations

Cognex Corporation (the Company) designs, develops, manufactures, and markets machine vision systems, or computers that can "see." The Company's products are used to automate a wide range of manufacturing processes where vision is required.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Basis of Consolidation

The consolidated financial statements include the accounts of Cognex Corporation and its subsidiaries, all of which are wholly-owned. All intercompany accounts and transactions have been eliminated. Certain amounts reported in prior years have been reclassified to be consistent with the current year presentation.

Foreign Currency

The financial statements of the Company's foreign subsidiaries, where the local currency is the functional currency, are translated using exchange rates in effect at the end of the year for assets and liabilities and average exchange rates during the year for results of operations. The resulting foreign currency translation adjustment is recorded in stockholders' equity as other comprehensive income (loss).

Cash, Cash Equivalents, and Investments

Debt securities purchased with original maturities of three months or less are classified as cash equivalents and are stated at amortized cost. Debt securities with original maturities greater than three months and remaining maturities of one year or less are classified as short-term investments. Debt securities with remaining maturities greater than one year, as well as a limited partnership interest, are classified as long-term investments. It is the Company's policy to invest in debt securities with contractual maturities that do not exceed three years.

Debt securities with original maturities greater than three months are designated as available-for-sale and are reported at fair value, with unrealized gains and losses, net of tax, recorded in stockholders' equity as other comprehensive income (loss). Realized gains and losses are included in current operations, along with the amortization of the discount or premium arising at acquisition.

The Company's limited partnership interest is accounted for using the cost method because the Company's investment is less than 5% of the partnership and the Company has no influence over the partnership's operating and financial policies. The Company monitors the carrying value of its investment compared to the valuations provided by the General Partner. The carrying value is adjusted each quarter for realized gains and losses on partnership investments, as well as for fund expenses. Unrealized gains and losses on partnership investments are monitored each quarter by the Company to determine whether an other-than-temporary impairment in its interest in the limited partnership has occurred. If the decline in fair value is determined to be other-than-temporary, an impairment charge is recorded in current operations.

Accounts Receivable

The Company establishes reserves against its accounts receivable for potential credit losses when it determines receivables are at risk for collection based upon the length of time receivables have been outstanding, as well as various other factors. Receivables are written off against these reserves in the period they are determined to be uncollectible.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using standard costs, which approximate the first in, first out (FIFO) method. The Company estimates excess and obsolescence exposures based upon assumptions about future demand, product transitions, and market conditions and records reserves to reduce the carrying value of inventories to their net realizable value.

The Company generally disposes of obsolete inventory upon determination of obsolescence. The Company does not dispose of excess inventory immediately, due to the possibility that some of this inventory could be sold to customers as a result of differences between actual and forecasted demand.

When inventory has been written down below cost, such reduced amount is considered the new cost basis for subsequent accounting purposes. As a result, the Company would recognize a higher than normal gross margin if the reserved inventory were subsequently sold to customers.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost and depreciated using the straight-line method over the assets' estimated useful lives. Buildings' useful lives are 39 years, building improvements' useful lives are 10 years, and the useful lives of computer hardware, computer software, and furniture and fixtures range from two to five years. Leasehold improvements are depreciated over the shorter of the estimated useful lives or the remaining terms of the leases. Maintenance and repairs are expensed when incurred; additions and improvements are capitalized. Upon retirement or disposition, the cost and related accumulated depreciation of the assets disposed of are removed from the accounts, with any resulting gain or loss included in current operations.

Intangible Assets

Intangible assets are stated at cost and amortized using the straight-line method over the assets' estimated useful lives, which range from two to ten years. The Company evaluates the possible impairment of long-lived assets, including intangible assets, whenever events or circumstances indicate the carrying value of the assets may not be recoverable. At the occurrence of a certain event or change in circumstances, the Company evaluates the potential impairment of an asset based upon the estimated future undiscounted cash flows. If an impairment exists, the Company determines the amount of such impairment based upon the present value of the estimated future cash flows using a discount rate commensurate with the risks involved.

Goodwill

Goodwill is stated at cost. As of January 1, 2002, the Company ceased the amortization of goodwill in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," and performed the transitional goodwill impairment test for each reporting unit. The Company evaluates the possible impairment of goodwill annually each fourth quarter, and whenever events or circumstances indicate the carrying value of the goodwill may not be recoverable. The Company evaluates the potential impairment of goodwill by comparing the fair value of the reporting unit to its carrying value, including goodwill. If the fair value is less than the carrying value, the Company determines the amount of such impairment by comparing the implied fair value of the goodwill to its carrying value.

Warranty Obligations

The Company warrants its hardware products to be free from defects in material and workmanship for periods ranging from six months to two years from the time of sale based upon the product being purchased and the terms of the customer arrangement. Warranty obligations are accounted for in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies," since it is probable that customers will make claims under warranties related to products that have been sold and the amount of these claims can be reasonably estimated based upon experience. Estimated warranty obligations are evaluated and recorded at the time of sale based upon historical costs to fulfill warranty obligations. Provisions may also be recorded subsequent to the time of sale whenever specific events or circumstances impacting product quality that would not have been taken into account using historical data become known.

Revenue Recognition

The Company's revenue is derived primarily from two sources: (1) product sales to both original equipment manufacturer (OEM) customers, who incorporate the Company's product into their product for resale, and end-user customers, who install the Company's product directly on their production line, and (2) service revenue derived principally from providing maintenance and support, education, consulting, and installation services to both OEM and end-user customers. During the third quarter of 2003, the Company began selling its MVSD In-Sight product line to select distributors located in the United States for resale to end-users. Sales to distributors were not significant in 2003.

The Company recognizes revenue in accordance with Statement of Position (SOP) No. 97-2, "Software Revenue Recognition," as amended by SOP No. 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions," since the software is not incidental to the arrangement and the services in the arrangement do not involve significant production, modification, or customization of the software. The Company recognizes revenue from product sales upon delivery if a signed customer contract or purchase order has been received, the fee is fixed or determinable, and collection of the resulting receivable is probable. If the arrangement contains customer-specified acceptance criteria, then revenue is deferred until the Company can demonstrate that the customer's criteria have been met.

Certain of the Company's products are sold with multiple elements, such as maintenance and support programs, education services, and installation services. The Company accounts for each element separately. The amount allocated to each undelivered element is the price charged when the item is sold separately. In addition, the Company also provides consulting services. Revenue from maintenance and support programs is deferred and recognized ratably over the program period. Revenue from education and consulting services are recognized over the period the services are provided. Revenue from installation services is recognized when the customer has signed off that the installation is complete.

The Company establishes reserves against revenue for potential product returns in accordance with Statement of Financial Accounting Standards No. 48, "Revenue Recognition When Right of Return Exists," since the amount of future returns can be reasonably estimated based upon experience.

Amounts billed to customers related to shipping and handling, as well as reimbursements received from customers for out-of-pocket expenses, are classified as revenue.

Research and Development

Research and development costs for internally-developed products are expensed when incurred until technological feasibility has been established for the product. Thereafter, all software costs are capitalized until the product is available for general release to customers. The Company determines technological feasibility at the time the product reaches beta in its stage of development. Historically, the time incurred between beta and general release to customers has been short, and therefore, the costs have been insignificant. As a result, the Company has not capitalized software costs associated with internally-developed products.

The cost of acquired software for products determined to have reached technological feasibility is capitalized; otherwise the cost is expensed. Capitalized software costs are amortized using the straight-line method over the economic life of the product, which is typically two to five years.

Income Taxes

The Company accounts for income taxes under the liability method. Under this method, a deferred tax asset or liability is determined based upon the differences between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. Tax credits are recorded as a reduction in income taxes. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted net income (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted-average number of common shares outstanding for the period plus potential dilutive common shares. All potential dilutive common shares are excluded from the computation of net loss per share because they are antidilutive. Dilutive common equivalent shares consist of stock options and are calculated using the treasury stock method.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a company during a period from transactions and other events and circumstances, excluding transactions resulting from investments by owners and distributions to owners. Other comprehensive income (loss) consists of foreign currency translation adjustments, unrealized gains and losses on available-for-sale investments, net of tax, and gains and losses on foreign intercompany loans and their associated currency swaps, net of tax.

Concentrations of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, investments, and trade receivables. The Company primarily invests in municipal obligations of state and local government entities. The Company has established guidelines relative to credit ratings, diversification, and maturities of its debt securities that maintain safety and liquidity. The Company has not experienced any significant realized losses on its debt securities.

A significant portion of the Company's sales and receivables are from customers who are either in or who serve the semiconductor and electronics industries. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. The Company has not experienced any significant losses related to the collection of its accounts receivable.

A significant portion of the Company's MVSD inventory is manufactured by a third-party contractor. The Company is dependent upon this contractor to provide quality product and meet delivery schedules. The Company engages in extensive product quality programs and processes, including actively monitoring the performance of its third-party manufacturers.

Derivative Instruments

The Company has adopted the accounting and disclosure requirements of Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current operations or in stockholders' equity as other comprehensive income (loss), depending upon whether the derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Hedges of underlying exposures are designated and documented at the inception of the hedge and are evaluated for effectiveness at least quarterly. As the terms of the derivative are generally matched at inception with the underlying exposure, hedging effectiveness is calculated by comparing the change in fair value of the derivative to the change in fair value of the underlying exposure.

In certain instances, the Company enters into forward contracts and currency swaps to hedge against foreign currency fluctuations. Currency swaps are used to hedge long-term transactions between the Company and its subsidiaries. Forward contracts are used to position an economic hedge against transactions denominated in currencies other than the functional currencies of the Company or its subsidiaries. These forward contracts and currency swaps are used to reduce the Company's risk associated with foreign currency exchange rate changes, as the gains or losses on these contracts are intended to offset the losses or gains on the underlying exposures. The Company does not engage in foreign currency speculation.

Stock-Based Compensation Plans

The Company has adopted the disclosure requirements of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123." The Company continues to recognize compensation costs using the intrinsic value based method described in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." No compensation costs were recognized in 2003, 2002, or 2001.

Net income (loss) and net income (loss) per share as reported in these consolidated financial statements and on a pro forma basis, as if the fair value based method described in SFAS No. 123 had been adopted, are as follows:

Year Ended December 31,	2003	2002	2001
Net income (loss), as reported	**$ 15,951**	$ (6,027)	$(11,127)
Less: Total stock-based compensation costs determined under fair value based method, net of tax	**(14,092)**	(17,235)	(17,698)
Net income (loss), pro forma	**$ 1,859**	$(23,262)	$(28,825)
Basic net income (loss) per share, as reported	**$ 0.37**	$ (0.14)	$ (0.25)
Basic net income (loss) per share, pro forma	**$ 0.04**	$ (0.53)	$ (0.66)
Diluted net income (loss) per share, as reported	**$ 0.36**	$ (0.14)	$ (0.25)
Diluted net income (loss) per share, pro forma	**$ 0.04**	$ (0.53)	$ (0.66)

For the purpose of providing pro forma disclosures, the fair values of stock options granted were estimated using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants:

Year Ended December 31,	2003	2002	2001
Risk-free interest rate	**2.1%**	3.5%	4.5%
Expected life (in years)	**2.9**	2.9	2.7
Expected volatility	**58%**	57%	62%
Expected annualized dividend yield	**.85%**	–	–

Note 2: New Pronouncements

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, "Consolidation of Variable Interest Entities," to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities, and activities of another entity. Previously, a company generally included other entities in its consolidated financial statements only if it controlled the entity through voting interests. Interpretation No. 46 changes that guidance by requiring variable interest entities, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns. Interpretation No. 46 also requires disclosure about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. On December 24, 2003, the FASB deferred the effective date of Interpretation No. 46 for certain transactions until periods ending after March 15, 2004. The Company does not believe the adoption of Interpretation No. 46 will have a material impact on its consolidated financial statements.

Note 3: Foreign Currency Risk Management

The Company enters into currency swaps to hedge the foreign currency exposure of its net investments in certain of its European subsidiaries. These contracts, which relate primarily to the Euro Dollar, generally have an original term of two to five years. Currency swaps hedging firm commitments qualify for hedge accounting when they are designated as a hedge of the foreign currency exposure and they are effective in minimizing such exposure. Gains and losses on currency swaps that qualify for hedge accounting are recognized in stockholders' equity as other comprehensive income (loss), along with the associated losses and gains on the net investments, net of tax. The Company recorded net foreign currency losses of $625,000 and $35,000 in other comprehensive income (loss) on the net investments and associated currency swaps for the years ended December 31, 2003 and 2002, respectively, compared to a net foreign currency gain of $109,000 for the year ended December 31, 2001.

The Company enters into forward contracts to hedge the foreign currency exposure of a portion of its intercompany transactions between its subsidiaries and to hedge the foreign currency exposure of its Irish subsidiary's accounts receivable denominated in U.S. Dollars and Japanese Yen. These contracts, which relate primarily to the Euro Dollar and Japanese Yen, generally have a term of three months. Gains and losses on forward contracts that do not qualify for hedge accounting are recognized in current operations, along with the associated losses and gains on the revaluation of the intercompany balances and accounts receivable. The Company recorded net exchange rate gains of $472,000 and $433,000 in current operations on the revaluation of the intercompany balances and accounts receivable and associated forward contracts for the years ended December 31, 2003 and 2002, respectively, compared to a net exchange rate loss of $154,000 for the year ended December 31, 2001.

In addition to the transactions described in the preceding paragraph, the Company enters into other transactions denominated in foreign currencies for which the exchange rate gains or losses are included in current operations. The Company recorded foreign currency losses of $1,712,000 in 2003, foreign currency gains of $350,000 in 2002, and foreign currency losses of $328,000 in 2001, representing the total foreign currency gains or losses that are recognized in current operations.

Note 4: Cash, Cash Equivalents, and Investments

Cash, cash equivalents, and investments consist of the following (in thousands):

December 31,	2003	2002
Cash	**$ 49,980**	$ 58,424
Municipal bonds	**26,247**	2,440
Total cash and cash equivalents	**76,227**	60,864
Municipal bonds	**56,406**	75,769
Total short-term investments	**56,406**	75,769
Municipal bonds	**156,511**	131,425
Corporate bonds	**4,212**	–
Limited partnership interest	**10,146**	7,927
Total long-term investments	**170,869**	139,352
	$303,502	$275,985

The following is a summary of the Company's available-for-sale investments at December 31, 2003 (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Municipal bonds	$56,242	$165	$(1)	$56,406
Total short-term investments	56,242	165	(1)	56,406
Municipal bonds	$155,881	785	(155)	156,511
Corporate bonds	4,198	14	–	4,212
Total long-term investments	160,079	799	(155)	160,723
	$216,321	$964	$(156)	$217,129

The Company recorded gross realized gains on the sale of debt securities totaling $1,222,000 in 2003, $1,112,000 in 2002, and $521,000 in 2001. The Company recorded gross realized losses on the sale of debt securities totaling $24,000 in 2003, $25,000 in 2002, and $50,000 in 2001.

On June 30, 2000, Cognex Corporation became a Limited Partner in Venrock Associates III, L.P., a venture capital fund. A director of the Company is a Managing General Partner of Venrock Associates. The Company has committed to a total investment in the limited partnership of up to $25,000,000, of which $13,625,000 and $10,375,000 had been contributed as of December 31, 2003 and 2002, respectively. The commitment to contribute capital expires on January 1, 2005 and the Company does not have the right to withdraw from the partnership prior to December 31, 2010.

The Company reduced the carrying value of its investment in the limited partnership by $1,031,000 and $680,000 during 2003 and 2002, respectively, representing realized investment losses and fund expenses that were not offset by realized investment gains. In addition, during the fourth quarter of 2002, based upon the estimated fair value of this investment, the Company determined that it may be unable to recover its full carrying value. As a result, the Company recorded a charge of $1,768,000, representing an other-than-temporary impairment in the carrying value of this investment.

Note 5: Inventories

Inventories, net, consist of the following (in thousands):

December 31,	2003	2002
Raw materials	**$ 8,948**	$12,530
Work-in-process	**3,514**	4,068
Finished goods	**3,057**	2,354
	$15,519	$18,952

In the fourth quarter of 2001, the Company recorded a $16,300,000 charge in *"Cost of product revenue" on the Consolidated Statements of Operations* for excess inventories and purchase commitments resulting from an extended slowdown in the semiconductor and electronics industries, as well as the expected transition to newer Cognex hardware platforms by the Company's OEM customers. A total of $12,500,000 of this charge represented reserves against existing inventories and was accordingly included in "Inventories" on the Consolidated Balance Sheets at December 31, 2001. The remaining $3,800,000 of the charge represented commitments to purchase excess components and systems from various suppliers and accordingly was included in "Accrued Expenses" on the Consolidated Balance Sheets at December 31, 2001.

The following table summarizes the change in the inventory-related reserve established in the fourth quarter of 2001(in thousands):

	Balance Sheet		Statement of
	Inventories	Accrued Expenses	Operations Benefits
Initial charge in the fourth quarter of 2001	$12,500	$ 3,800	–
Inventory sold to customers	(1,790)	–	$1,790
Settlement of purchase commitments	1,506	(2,400)	894
Reserve balance at December 31, 2002	$12,216	$ 1,400	
Benefits to cost of product revenue recorded in 2002			$2,684
Inventory sold to customers	(1,290)	–	1,290
Inventory sold to brokers	(667)	–	–
Write-off and scrap of inventory	(876)	–	–
Reserve balance at December 31, 2003	$9,383	$ 1,400	
Benefits to cost of product revenue recorded in 2003			$1,290

A favorable settlement of the remaining purchase commitments may result in a recovery of a portion of the remaining $1,400,000 accrued at December 31, 2003.

Note 6: Property, Plant, and Equipment

Property, plant, and equipment consist of the following (in thousands):

December 31,	**2003**	2002
Land	**$ 3,051**	$ 3,051
Buildings	**17,571**	17,571
Building improvements	**4,156**	4,079
Computer hardware and software	**32,100**	31,116
Furniture and fixtures	**3,919**	3,672
Leasehold improvements	**2,308**	2,056
	63,105	61,545
Less: accumulated depreciation	**(38,125)**	(34,140)
	$ 24,980	$ 27,405

Buildings include property held for lease with a cost basis of $4,950,000 at December 31, 2003 and 2002 and accumulated depreciation of $1,079,000 and $952,000 at December 31, 2003 and 2002, respectively.

Note 7: Intangible Assets

Amortized intangible assets consist of the following (in thousands):

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
December 31, 2003			
Customer contracts and relationships	**$ 7,832**	**$ 492**	**$7,340**
Complete technology	**5,388**	**4,280**	**1,108**
Patents	**113**	**17**	**96**
Noncompete agreements	**50**	**12**	**38**
	$13,383	**$4,801**	**$8,582**
December 31, 2002			
Complete technology	$ 4,708	$3,789	$ 919
Noncompete agreement	793	793	–
	$ 5,501	$4,582	$ 919

Aggregate amortization expense for the years ended December 31, 2003, 2002, and 2001 was $1,012,000, $543,000, and $1,053,000, respectively. Estimated amortization expense for each of the five succeeding fiscal years is as follows (in thousands):

Year ended December 31,	Amount
2004	$1,545
2005	1,238
2006	1,119
2007	1,065
2008	971
Thereafter	2,644
	$8,582

In the fourth quarter of 2001, as a result of a significant adverse change in the business climate, the Company evaluated the possible impairment of its intangible assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This analysis resulted in an impairment charge based upon the difference between the carrying value and the estimated fair value of certain acquisition-related intangible assets. The fair value was based upon discounting estimated future cash flows for assets grouped at the lowest level for which there were identifiable cash flows at a discount rate commensurate with the risks involved. The result was a $315,000 charge, included in "Cost of product revenue" on the Consolidated Statements of Operations, related to the impairment of complete technology primarily acquired from Komatsu Ltd. in 2000.

Note 8: Goodwill

The Company has identified two reporting units with goodwill, the Modular Vision Systems Division (MVSD) and the Surface Inspection Systems Division (SISD), which are also reportable segments.

The changes in the carrying value of goodwill are as follows (in thousands):

	MVSD	SISD	Consolidated
Balance at December 31, 2001	$1,355	$1,913	$3,268
Reclassification of workforce	133	–	133
Foreign exchange rate changes	–	341	341
Balance at December 31, 2002	$1,488	$2,254	$3,742
Business acquisitions (Note 19)	2,753	–	2,753
Foreign exchange rate changes	281	446	727
Balance at December 31, 2003	$4,522	$2,700	$7,222

As of January 1, 2002, the Company ceased the amortization of goodwill in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." During the first quarter of 2002, the Company performed the transitional goodwill impairment test for each reporting unit. In addition, the Company evaluates the possible impairment of goodwill annually each fourth quarter, and whenever events or circumstances indicate that the carrying value of the goodwill may not be recoverable. Each analysis resulted in a fair value of each reporting unit that exceeded its carrying amount, and therefore, the goodwill in each reporting unit was determined not to be impaired.

In the fourth quarter of 2001, as a result of a significant adverse change in the business climate, the Company evaluated the possible impairment of its intangible assets, including goodwill, in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This analysis resulted in an impairment charge based upon the difference between the carrying value and the estimated fair value of certain acquisition-related intangible assets. The fair value was based upon discounting estimated future cash flows for assets grouped at the lowest level for which there were identifiable cash flows at a discount rate commensurate with the risks involved. The result was a $10,932,000 impairment charge related to goodwill arising primarily from the acquisitions in 2000 of the machine vision businesses of Komatsu Ltd. and Honeywell International Inc.

Reported net loss and net loss per basic and diluted share adjusted to exclude amortization of goodwill for the year ended December 31, 2001 are as follows (in thousands, except per share amounts):

Year ended December 31, 2001	Net Loss	Net Loss per Basic Share	Net Loss per Diluted Share
Reported results	$(11,127)	$(.25)	$(.25)
Goodwill amortization, net of tax	2,274	.05	.05
Adjusted results	$ (8,853)	$(.20)	$(.20)

Note 9: Accrued Expenses

Accrued expenses consist of the following (in thousands):

December 31,	2003	2002
Forward contracts and currency swaps	**$12,971**	$3,414
Income taxes	**3,017**	1,738
Salaries, commissions, and payroll taxes	**2,763**	3,097
Consumption taxes	**2,368**	404
Vacation	**2,348**	1,586
Warranty obligation	**2,119**	1,523
Professional fees	**1,780**	2,737
Purchase commitments	**1,400**	1,400
Other	**3,332**	4,073
	$32,098	$19,972

The changes in the warranty obligation are as follows (in thousands):

Balance at December 31, 2002	$ 1,523
Provisions for warranties issued during the period	1,591
Provisions related to pre-existing warranties	550
Fulfillment of warranty obligations	(1,771)
Foreign exchange rate changes	226
Balance at December 31, 2003	$ 2,119

Note 10: Leases

The Company conducts certain of its operations in leased facilities. These lease agreements expire at various dates through 2014 and are accounted for as operating leases. Annual rental expense totaled $4,427,000 in 2003, $4,536,000 in 2002, and $4,673,000 in 2001. Future minimum rental payments under these agreements are as follows at December 31, 2003 (in thousands):

Year ended December 31,	Amount
2004	$2,443
2005	1,643
2006	287
2007	264
2008	108
Thereafter	428
	$5,173

The Company owns an 83,000 square-foot office building adjacent to its corporate headquarters. The building is currently occupied with tenants who have lease agreements that expire at various dates through 2007. Annual rental income totaled $1,137,000 in 2003, $1,224,000 in 2002, and $1,426,000 in 2001. Rental income and related expenses are included in "Investment and other income" on the Consolidated Statements of Operations. Future minimum rental receipts under non-cancelable lease agreements are $746,000 in 2004, $796,000 in 2005 and 2006, and $199,000 in 2007.

Note 11: Indemnification Provisions

Except as limited by Massachusetts law, the by-laws of the Company require it to indemnify certain current or former directors, officers, and employees of the Company against expenses incurred by them in connection with each proceeding in which he or she is involved as a result of serving or having served in certain capacities. Indemnification is not available with respect to a proceeding as to which it has been adjudicated that the person did not act in good faith in the reasonable belief that the action was in the best interests of the Company. The maximum potential amount of future payments the Company could be required to make under these provisions is unlimited. The Company has never incurred significant costs related to these indemnification provisions. As a result, the Company believes the estimated fair value of these provisions is minimal.

The Company accepts standard limited indemnification provisions in the ordinary course of business, whereby it indemnifies its customers for certain direct damages incurred in connection with third-party patent or other intellectual property infringement claims with respect to the use of the Company's products. The term of these indemnification provisions generally coincides with the customer's use of the Company's products. The maximum potential amount of future payments the Company could be required to make under these provisions is always subject to fixed monetary limits. The Company has never incurred significant costs to defend lawsuits or settle claims related to these indemnification provisions. As a result, the Company believes the estimated fair value of these provisions is minimal.

The Company also accepts limited indemnification provisions from time to time, whereby it indemnifies customers for certain direct damages incurred in connection with bodily injury and property damage arising from the installation of the Company's products. The term of these indemnification provisions generally coincides with the period of installation. The maximum potential amount of future payments the Company could be required to make under these provisions is limited and is likely recoverable under the Company's insurance policies. As a result of this coverage, and the fact that the Company has never incurred significant costs to defend lawsuits or settle claims related to these indemnification provisions, the Company believes the estimated fair value of these provisions is minimal.

Note 12: Bank Guarantees

On May 27, 2003, the Company provided bank guarantees totaling 3,051,000,000 Yen (or approximately $28,416,000) to taxing authorities in Japan. The Tokyo Regional Taxation Bureau (TRTB) has asserted that Cognex Corporation has a permanent establishment in Japan that would require certain income, previously reported on U.S. tax returns for the years ended December 31, 1997 through December 31, 2001, to be subject instead to taxation in Japan. The Company disagrees with this position and believes that this assertion is inconsistent with principles under the U.S. – Japan income tax treaty. The Company has filed a notice of objection and request for deferral of tax payment and intends to contest this assessment vigorously, although no assurances can be made that the Company will prevail in this matter. The Company has also filed a request with the Internal Revenue Service Tax Treaty Division for competent authority assistance. Until this matter is resolved, the Company is required to provide bank guarantees to collateralize these tax assessments. Should the TRTB prevail in its assertion, the income in question would be taxable in Japan and the Company would be required to pay approximately $28,416,000 in taxes, interest, and penalties to Japanese taxing authorities. The Company would then be entitled to recoup the majority of this amount from taxing authorities in the U.S.

Note 13: Stockholders' Equity

Preferred Stock

The Company has 400,000 shares of authorized but unissued $.01 par value preferred stock.

Stock Repurchase Program

On December 12, 2000, the Company's Board of Directors authorized the repurchase of up to $100,000,000 of the Company's common stock. During 2003, the Company did not repurchase any shares under this program. During 2002, a total of 1,768,452 shares were repurchased at a cost of $26,425,000. There were no shares repurchased under this program prior to 2002.

Stock Option Plans

At December 31, 2003, the Company had 8,998,645 shares available for grant under the following stock option plans: the 1998 Director Plan, 34,000; the 1998 Stock Incentive Plan, 1,464,645; no shares under the 2001 Interim General Stock Incentive Plan; and the 2001 General Stock Option Plan, 7,500,000.

The 2001 General Stock Option Plan was adopted by the Board of Directors on December 11, 2001 without stockholder approval. This plan provides for the granting of nonqualified stock options to any employee who is actively employed by the Company and is not an officer or director of the Company. The maximum number of shares of common stock available for grant under the plan is 7,500,000 shares. All option grants must have an exercise price per share that is no less than the fair market value per share of the Company's common stock on the grant date and must have a term that is no longer than fifteen years from the grant date. No stock options have been granted under the 2001 General Stock Option Plan.

The 2001 Interim General Stock Incentive Plan was adopted by the Board of Directors on July 17, 2001 without stockholder approval. This plan provides for the granting of nonqualified stock options to any employee who is actively employed by the Company and is not an officer or director of the Company. The maximum number of shares of common stock available for grant under the plan is 400,000 shares. All option grants have an exercise price per share that is no less than the fair market value per share of the Company's common stock on the grant date and must have a term that is no longer than fifteen years from the grant date. All 400,000 stock options have been granted under the 2001 Interim General Stock Incentive Plan.

On April 21, 1998, the stockholders approved the 1998 Stock Incentive Plan, under which the Company may initially grant stock options and stock awards to purchase up to 1,700,000 shares of common stock. Effective January 1, 1999 and each January 1st thereafter during the term of the 1998 Stock Incentive Plan, the number of shares of common stock available for grants of stock options and stock awards shall be increased automatically by an amount equal to 4.5% of the total number of issued shares of common stock, including shares held in treasury, as of the close of business on December 31st of the preceding year.

On November 27, 2000, employees forfeited 652,280 stock options. The Company committed to grant those employees the same number of options approximately seven months later having exercise prices equal to the then fair market value with similar terms and conditions. On June 8, 2001, the Company granted 583,580 options at the then fair market value to those same employees. The number of options granted on June 8, 2001 was less than the original amount forfeited due to employee terminations.

Stock options generally vest over four years and generally expire no later than ten years from the date of grant.

The following table summarizes the status of the Company's stock option plans at December 31, 2003, 2002, and 2001, and changes during the years then ended (in thousands, except per share amounts):

	2003		2002		2001	
	Shares	**Weighted-Average Exercise Price**	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	**10,381**	**$22.40**	9,529	$22.31	8,014	$21.04
Granted at fair market value	**2,402**	**21.54**	2,211	21.38	2,630	25.28
Exercised	**(1,279)**	**15.84**	(550)	12.56	(467)	10.10
Forfeited	**(518)**	**25.75**	(809)	25.26	(648)	27.54
Outstanding at end of year	**10,986**	**22.85**	10,381	22.40	9,529	22.31
Options exercisable at year-end	**5,182**	**22.37**	4,156	19.01	2,842	15.93
Weighted-average grant-date fair value of options granted during the year at fair market value	**$ 8.32**		$ 8.39		$10.34	

No stock options were granted above fair market value in 2003, 2002, or 2001.

The following table summarizes information about stock options outstanding at December 31, 2003 (in thousands, except per share amounts):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 1.00 – 15.72	1,476	4.6	$ 11.13	1,247	$ 10.45
15.88 – 20.63	1,743	7.1	17.53	902	16.90
21.11 – 21.20	1,895	9.4	21.19	16	21.11
21.38 – 22.44	1,848	8.1	21.89	722	21.90
22.63 – 28.76	2,089	7.6	25.79	1,173	25.85
28.88 – 59.69	1,935	8.0	35.96	1,122	36.67
	10,986	7.6	22.85	5,182	22.37

Employee Stock Purchase Plan

Under the Company's Employee Stock Purchase Plan (ESPP), employees who have completed six months of continuous employment with the Company may purchase common stock semi-annually at the lower of 85% of the fair market value of the stock at the beginning or end of the six-month payment period through accumulation of payroll deductions. Employees are required to hold common stock purchased under the ESPP for a period of one year from the date of purchase. The maximum number of shares of common stock available for issuance under the ESPP is 250,000 shares. Effective January 1, 2001 and each January 1st thereafter during the term of the ESPP, 250,000 shares of common stock will always be available for issuance. Shares purchased under the ESPP totaled 31,667 in 2003, 38,105 in 2002, and 34,004 in 2001. The weighted-average fair value of shares purchased under the ESPP was $9.89 in 2003, $5.73 in 2002, and $7.73 in 2001.

For the purpose of providing pro forma disclosures, the fair values of shares purchased were estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Year Ended December 31,	**2003**	2002	2001
Risk-free interest rate	**2.0%**	1.5%	2.9%
Expected life (in months)	**12**	6	6
Expected volatility	**58%**	57%	62%
Expected annualized dividend yield	**.85%**	-	-

Note 14: Employee Savings Plan

Under the Company's Employee Savings Plan, a defined contribution plan, employees who have attained age 21 may contribute up to 25% of their salary on a pre-tax basis subject to the annual dollar limitations established by the Internal Revenue Service. The Company contributes fifty cents for each dollar an employee contributes, with a maximum contribution of 3% of an employee's pre-tax salary. Company contributions vest 20%, 40%, 60%, and 100% after two, three, four, and five years of continuous employment with the Company, respectively. Company contributions totaled $917,000 in 2003, $869,000 in 2002, and $1,004,000 in 2001. Cognex stock is not an investment alternative, nor are Company contributions made in the form of Cognex stock.

Note 15: Income Taxes

Domestic income before taxes was $24,852,000, $3,422,000, and $3,068,000 and foreign loss before taxes was $1,604,000, $11,626,000, and $18,739,000 for the years ended December 31, 2003, 2002, and 2001, respectively.

The provision (benefit) for income taxes consists of the following (in thousands):

Year Ended December 31,	**2003**	2002	2001
Current:			
Federal	**$ 6,330**	$(1,930)	$ 3,742
State	**431**	48	(319)
Foreign	**2,181**	1,040	536
	8,942	(842)	3,959
Deferred:			
Federal	**(616)**	524	(7,093)
State	**48**	(51)	822
Foreign	**(1,077)**	(1,808)	(2,232)
	(1,645)	(1,335)	(8,503)
	$ 7,297	$(2,177)	$(4,544)

A reconciliation of the United States federal statutory corporate tax to the Company's effective tax is as follows (in thousands):

Year Ended December 31,	**2003**	2002	2001
Income tax provision (benefit) at federal statutory rate	**$ 8,137**	$(2,871)	$(5,485)
State income taxes, net of federal benefit	**325**	67	38
Tax-exempt investment income	**(1,901)**	(2,992)	(3,656)
Foreign tax rate differential	**1,023**	2,934	1,933
Goodwill amortization and impairment charges	**-**	846	2,382
Other	**(287)**	(161)	244
Provision (benefit) for income taxes	**$ 7,297**	$(2,177)	$(4,544)

Deferred tax assets consist of the following (in thousands):

December 31,	2003	2002
Current deferred tax assets:		
Inventory and revenue related	$ 6,494	$ 7,929
Bonus, commission, and other compensation	500	334
Other	1,229	1,706
Total net current deferred tax asset	$ 8,223	$ 9,969
Noncurrent deferred tax assets (liabilities):		
Federal and state tax credit carryforwards	$ 6,638	$ 4,473
Foreign net operating loss carryforwards	5,519	4,523
Acquired complete technology and other intangibles	3,353	3,528
Federal and state capital loss carryforwards	1,694	1,979
Acquired in-process technology	1,021	1,135
Depreciation	1,308	435
Unrealized investment gains (losses)	(462)	95
Other	357	440
Total net noncurrent deferred tax asset	$19,428	$16,608

At December 31, 2003, the Company had federal research and experimentation tax credit carryforwards of approximately $4,053,000, which may be available to offset future federal income tax liabilities and will expire in 2021. The Company also had approximately $1,266,000 of alternative minimum tax credits and approximately $708,000 of foreign tax credits, which may be available to offset future regular income tax liabilities. The alternative minimum tax credits have an unlimited life and the foreign tax credits will begin to expire in 2007. In addition, the Company had approximately $611,000 of state research and experimentation tax credit and investment tax credit carryforwards, which will begin to expire in 2005.

At December 31, 2003, the Company's foreign subsidiaries had net operating loss carryforwards of approximately $39,950,000, of which $1,775,000, representing a tax benefit of $747,000, will expire in 2006. The remaining balance of $38,175,000, representing a tax benefit of $4,772,000, has an unlimited life.

The Company did not establish valuation allowances against its deferred tax assets at December 31, 2003 and 2002. While these assets are not assured of realization, the Company has evaluated the realizability of these deferred tax assets and has determined that it is more likely than not that these assets will be realized. In reaching this conclusion, the Company has evaluated certain relevant criteria including the Company's historical profitability, current projections of future profitability, and the lives of tax credits, net operating and capital losses, and other carryforwards. Should the Company fail to generate sufficient pre-tax profits in future periods, the Company may be required to establish valuation allowances against these deferred tax assets, resulting in a charge to income in the period of determination.

Note 16: Net Income (Loss) Per Share

Net income (loss) per share is calculated as follows (in thousands, except per share amounts):

Year Ended December 31,	2003	2002	2001
Net income (loss)	$15,951	$ (6,027)	$(11,127)
Basic:			
Weighted-average common shares outstanding	43,173	43,503	43,639
Net income (loss) per common share	$ 0.37	$ (0.14)	$ (0.25)
Diluted:			
Weighted-average common shares outstanding	43,173	43,503	43,639
Effect of dilutive stock options	1,293	–	–
Weighted-average common and common equivalent shares outstanding	44,466	43,503	43,639
Net income (loss) per common and common equivalent share	$ 0.36	$ (0.14)	$ (0.25)

Stock options to purchase 2,934,936, 6,347,233, and 3,066,622 shares of common stock were outstanding during the years ended December 31, 2003, 2002, and 2001, respectively, but were not included in the calculation of diluted net income (loss) per share because the options' exercise prices were greater than the average market price of the Company's common stock during those years. Additionally, stock options to purchase 939,961 and 1,615,524 shares of common stock were not included in the calculation of diluted net loss per share for the years ended December 31, 2002 and 2001, respectively, because they were antidilutive.

Note 17: Segment and Geographic Information

The Company has two reportable segments: the Modular Vision Systems Division (MVSD) and the Surface Inspections Systems Division (SISD). MVSD designs, develops, manufactures, and markets modular vision systems that are used to control the manufacturing of discrete items by locating, identifying, inspecting, and measuring them during the manufacturing process. SISD designs, develops, manufactures, and markets surface inspection vision systems that are used to inspect surfaces of materials that are processed in a continuous fashion to ensure there are no flaws or defects in the surfaces. Segments are determined based upon the way that management organizes its business for making operating decisions and assessing performance. The Company evaluates segment performance based upon income or loss from operations, excluding unusual items.

The following table summarizes information about the Company's segments (in thousands):

	MVSD	SISD	Reconciling Items	Consolidated
Year Ended December 31, 2003				
Product revenue	**$108,170**	**$22,500**	**-**	**$ 130,670**
Service revenue	**12,846**	**6,576**	**-**	**19,422**
Depreciation and amortization	**5,863**	**392**	**$ 179**	**6,434**
Operating income (loss)	**20,107**	**3,830**	**(4,427)**	**19,510**
Year Ended December 31, 2002				
Product revenue	$ 78,270	$17,932	–	$ 96,202
Service revenue	12,088	5,817	–	17,905
Depreciation and amortization	6,487	388	$ 202	7,077
Operating income (loss)	(3,181)	1,369	(7,946)	(9,758)
Year Ended December 31, 2001				
Product revenue	$100,188	$19,100	–	$ 119,288
Service revenue	16,886	4,555	–	21,441
Depreciation and amortization	9,247	1,644	$ 223	11,114
Inventory and intangible asset impairment charges	–	–	27,547	27,547
Operating income (loss)	10,189	138	(37,339)	(27,012)

Reconciling items consist of the benefit from the sale of previously reserved inventory of $1,290,000 in 2003 and the sale of previously reserved inventory and the favorable resolution of inventory purchase commitments of $2,684,000 in 2002, which related to the MVSD segment. Reconciling items also consist of inventory and intangible asset impairment charges in 2001, $21,892,000 of which related to the MVSD segment and $5,655,000 of which related to the SISD segment. These items are not included in the segment's operating income (loss) for the purpose of making operating decisions and assessing performance. In addition, reconciling items include unallocated corporate expenses that totaled $5,717,000, $10,630,000, and $9,792,000 in 2003, 2002, and 2001, respectively. These expenses primarily include corporate headquarters costs and patent infringement litigation.

Asset information by segment is not produced internally for use by the chief operating decision maker, and therefore, is not presented. Asset information is not provided because the cash and investments are comingled and the divisions share assets and resources in a number of locations around the world.

No customer accounted for greater than 10% of revenue in 2003, 2002, or 2001.

The following table summarizes information about geographic areas (in thousands):

	United States	Japan	Ireland	Other	Consolidated
Year Ended December 31, 2003					
Product revenue	**$43,001**	**-**	**$87,669**	**-**	**$130,670**
Service revenue	**12,792**	**-**	**6,630**	**-**	**19,422**
Long-lived assets	**27,921**	**$ 2,434**	**13,358**	**$ 925**	**44,638**
Year Ended December 31, 2002					
Product revenue	$44,292	$14,355	$37,555	–	$ 96,202
Service revenue	13,263	2,119	2,523	–	17,905
Long-lived assets	28,891	3,077	2,744	$1,040	35,752
Year Ended December 31, 2001					
Product revenue	$75,124	$26,680	$17,484	–	$119,288
Service revenue	17,287	2,607	1,547	–	21,441
Long-lived assets	32,733	3,830	2,031	$1,195	39,789

Revenue is presented geographically based upon the country in which the sale is recorded. The "Other" column represents all long-lived assets in other countries, none of which were individually significant, and that are included in "Other assets" on the Consolidated Balance Sheets.

Note 18: Acquisitions

Acquisition of Siemens Dematic AG Wafer Identification Business

On March 31, 2003, the Company acquired the wafer identification business of Siemens Dematic AG, a subsidiary of Siemens AG. Siemens Dematic is a leading supplier of logistics and factory automation equipment and has been a leading supplier of wafer identification systems to semiconductor manufacturers in Europe. Under the terms of the agreement, the Company acquired the rights to all of Siemens' patented and unpatented wafer identification technology, as well as substantially all of the assets related to its wafer identification business. This acquisition enhances the Company's position as a leading provider of wafer identification systems worldwide. The results of operations of the acquired business have been included in the Company's consolidated results of operations since the date of the acquisition. The historical results of operations of the acquired business were not material compared to the consolidated results of operations, and therefore, pro forma results are not presented.

The purchase price consisted of 7,000,000 Euros in cash (or approximately $7,630,000) paid on March 31, 2003, with the potential for an additional cash payment in 2005 of up to 1,700,000 Euros (or approximately $2,138,000) depending upon the achievement of certain performance criteria. The contingent consideration will be recorded as purchase price when paid and will be allocated to goodwill. The March 31, 2003 cash payment of 7,000,000 Euros was based upon an estimated balance sheet for the wafer identification business as of March 31, 2003. The Company has reviewed the actual March 31, 2003 balance sheet and is currently disputing certain amounts with Siemens which will be resolved by an independent arbiter. As such, the cash payment may be adjusted in 2004 based upon the outcome of this arbitration, with such adjustment allocated to goodwill.

The purchase price was allocated as follows: $616,000 to inventories; $628,000 to receivables; $25,000 to accrued expenses; $4,469,000 to customer contracts and relationships, to be amortized over eight years; $447,000 to complete technology, to be amortized over five years; $98,000 to patents, to be amortized over five years; $44,000 to non-compete agreements, to be amortized over three years; and $1,353,000 to goodwill, which is assigned to the MVSD segment and is not deductible for tax purposes.

Acquisition of Gavitec AG Machine Vision Business

On December 1, 2003, the Company acquired the machine vision business of Gavitec AG. Gavitec produces machine vision products for direct part mark identification (or Industrial ID), which can read markings on the surfaces of manufactured items to collect data about product components during the manufacturing process and trace the manufacturing history of the components during the product's lifetime. Under the terms of the agreement, the Company acquired all of the tangible and intangible assets and assumed certain liabilities associated with Gavitec's machine vision business. This acquisition strengthens the Company's overall market position in Germany and combines Gavitec's experience in the design of easy-to-use Industrial ID products with Cognex's global sales force and engineering support to enable the Company to provide additional products for the growing Industrial ID market. The results of operations of the acquired business have been included in the Company's consolidated results of operations since the date of the acquisition. The historical results of operations of the acquired business were not material compared to the consolidated results of operations, and therefore, pro forma results are not presented.

The purchase price consisted of 3,800,000 Euros in cash (or approximately $4,534,000), including 3,500,000 Euros paid at closing, 100,000 Euros to be paid on December 1, 2004, and 200,000 Euros to be paid on December 1, 2005. There is the potential for an additional cash payment of up to 250,000 Euros in both 2004 and 2005 (or approximately $314,000 in each year) depending upon the achievement of certain performance criteria. The contingent consideration will be recorded as purchase price when paid and will be allocated to goodwill.

The purchase price was allocated as follows: $213,000 to inventories; $76,000 to receivables; $60,000 to fixed assets; $114,000 to accrued expenses; $2,726,000 to customer contracts and relationships, to be amortized over nine years; $155,000 to complete technology, to be amortized over three years; and $1,400,000 to goodwill, which is assigned to the MVSD segment and is not deductible for tax purposes.

Note 19: Dividends

On August 5, 2003, the Company's Board of Directors declared a cash dividend of $0.06 per share. The dividend was paid on September 19, 2003 to all stockholders of record at the close of business on August 29, 2003. On October 24, 2003, the Company's Board of Directors declared a cash dividend of $0.06 per share. The dividend was paid on November 25, 2003 to all stockholders of record at the close of business on November 10, 2003.

Note 20: Subsequent Event (unaudited)

On February 5, 2004, the Company's Board of Directors declared a cash dividend of $0.06 per share. The dividend was paid on March 5, 2004 to all stockholders of record at the close of business on February 20, 2004. Future dividends will be declared at the discretion of the Board of Directors and will depend upon such factors as the Board of Directors deems relevant. The Board of Directors may modify the Company's dividend policy from time to time.

Note 21: Supplemental Statement of Cash Flows Disclosure

Cash paid for income taxes totaled $4,169,000 in 2003, $1,180,000 in 2002, and $6,741,000 in 2001.

Common stock received as payment for stock option exercises totaled $134,000 in 2003, $2,467,000 in 2002, and $744,000 in 2001.

The Company retired certain fully-depreciated property, plant, and equipment totaling $2,497,000 in 2003, $5,407,000 in 2002, and $282,000 in 2001.

Cognex Corporation: Report of Independent Auditors

To the Board of Directors and Stockholders of Cognex Corporation:

We have audited the accompanying consolidated balance sheet of Cognex Corporation and subsidiaries as of December 31 2003, and the related consolidated statement of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cognex Corporation and subsidiaries at December 31, 2003, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Boston, Massachusetts
January 23, 2004

To the Board of Directors and Stockholders of Cognex Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Cognex Corporation and its subsidiaries at December 31, 2002 and the results of their operations and their cash flows for each of the two years in the periods ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management: our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted In the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets.

PricewaterhouseCoopers LLP

Boston, Massachusetts
January 24, 2003

Cognex Corporation: Five-Year Summary of Selected Financial Data

(In thousands, except per share amounts)

Year Ended December 31,	2003	2002	2001	2000	1999
Statement of Operations Data:					
Revenue	**$150,092**	$114,107	$140,729	$250,726	$152,125
Cost of revenue	**50,139**	39,859	62,345	63,820	45,221
Gross margin	**99,953**	74,248	78,384	186,906	106,904
Research, development, and engineering expenses	**24,719**	25,630	30,094	33,341	27,536
Selling, general, and administrative expenses	**55,724**	58,376	61,262	62,015	44,478
Amortization of goodwill	**–**	–	3,108	1,964	265
Charge for acquired in-process technology	**–**	–	–	–	–
Charge for intangible asset impairment	**–**	–	10,932	–	–
Operating income (loss)	**19,510**	(9,758)	(27,012)	89,586	34,625
Nonoperating income	**3,738**	1,554	11,341	10,632	8,255
Income (loss) before taxes	**23,248**	(8,204)	(15,671)	100,218	42,880
Income tax provision (benefit)	**7,297**	(2,177)	(4,544)	32,070	12,435
Net income (loss)	**$ 15,951**	$ (6,027)	$ (11,127)	$ 68,148	$ 30,445
Basic net income (loss) per share	**$ 0.37**	$ (0.14)	$ (0.25)	$ 1.58	$ 0.74
Diluted net income (loss) per share	**$ 0.36**	$ (0.14)	$ (0.25)	$ 1.49	$ 0.69
Basic weighted-average common shares outstanding	**43,173**	43,503	43,639	43,043	40,932
Diluted weighted-average common shares outstanding	**44,466**	43,503	43,639	45,698	43,986
Cash dividends per common share	**$ 0.12**	$ –	$ –	$ –	$ –

December 31,	2003	2002	2001	2000	1999
Balance Sheet Data:					
Working capital	**$150,311**	$162,808	$143,712	$167,913	$126,298
Total assets	**432,533**	385,934	406,904	436,141	314,822
Long-term debt	**–**	–	–	–	–
Stockholders' equity	**384,994**	354,520	378,044	383,949	276,624

Cognex Corporation: Selected Quarterly Financial Data (Unaudited)

(In thousands, except per share amounts)

2003 Quarter Ended	March 30	June 29	September 28	December 31
Revenue	$32,888	$36,622	$38,704	$41,878
Gross margin	21,172	24,623	25,514	28,644
Operating income	1,945	4,411	5,507	7,647
Net income	1,793	3,306	5,138	5,714
Basic net income per share	0.04	0.08	0.12	0.13
Diluted net income per share	0.04	0.08	0.11	0.13
Cash dividends per common share	–	–	0.06	0.06
Common stock prices:				
High	24.40	24.00	31.79	31.11
Low	18.17	17.91	20.55	25.00

2002 Quarter Ended	March 31	June 30	September 29	December 31
Revenue	$21,780	$26,671	$31,827	$33,829
Gross margin	13,215	17,443	20,762	22,828
Operating income (loss)	(5,855)	(3,759)	(1,503)	1,359
Net income (loss)	(2,520)	(4,712)	781	424
Basic net income (loss) per share	(0.06)	(0.11)	0.02	0.01
Diluted net income (loss) per share	(0.06)	(0.11)	0.02	0.01
Cash dividends per common share	–	–	–	–
Common stock prices:				
High	30.00	29.68	21.10	23.30
Low	21.20	18.55	13.75	13.01

Cognex Corporation: Company Information

Transfer Agent
National City Bank
Corporate Trust Operations
3rd Floor, North Annex
4100 West 150th Street
Cleveland, OH 44135-1385
Telephone: (216) 257-8663
Toll free: (800) 622-6757

General Counsel
Goodwin Procter LLP
Boston, Massachusetts

Independent Auditors
Ernst & Young LLP
Boston, Massachusetts

Form 10-K
A copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to stockholders, without charge, upon request to:

Department of Investor Relations
Cognex Corporation
One Vision Drive
Natick, MA 01760

Additional copies of this annual report are also available, without charge, upon request to the above address. Or, request information on-line at http://www.cognex.com.

The Company's common stock is traded on The NASDAQ Stock Market, under the symbol CGNX. As of February 27, 2004, there were approximately 600 holders of record of the Company's common stock. The Company believes the number of beneficial owners of the Company's common stock on that date was substantially greater.

The Company declared and paid a cash dividend of $0.06 per share in the third and fourth quarters of 2003 and the first quarter of 2004. Any future declaration and payment of cash dividends will be subject to the discretion of the Board of Directors and will depend upon the Company's results of operations, financial condition, cash requirements, future prospects, changes to tax legislation, and other factors deemed relevant by the Company's Board of Directors.

Board of Directors

Robert J. Shillman
President, Chief Executive Officer, and Chairman
Cognex Corporation

Patrick A. Alias
Executive Vice President
Cognex Corporation

Jerald G. Fishman
President and Chief Executive Officer
Analog Devices, Inc.

William A. Krivsky
Principal
Kellogg, Krivsky & Buttler, Inc.

Anthony Sun
Managing General Partner
Venrock Associates

Reuben Wasserman
Business Consultant

Officers

Robert J. Shillman
President, Chief Executive Officer, and Chairman

Patrick A. Alias
Executive Vice President

James F. Hoffmaster
Chief Operating Officer and Executive Vice President

Richard A. Morin
Senior Vice President of Finance and Administration, Chief Financial Officer, and Treasurer

John McGarry
Senior Vice President, In-Sight Products

William Silver
Senior Vice President and Chief Technology Officer, MVSD

This annual report, including the letter to stockholders, contains "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Please see the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations – Forward-Looking Statements" in this report for a discussion regarding risks associated with these statements.

Cognex® Corporation has no connection, association, or affiliation to The National Enquirer, or its publishers. The similarity of this report to The National Enquirer is intentional; it's a parody! The National Enquirer trademark is owned by Best Medium Publishing Co., Inc. in New York, NY.

Design: PointOne Marketing & Design, Danvers, MA www.pointonemarketing.com

Printed in the United States of America

Cognex Corporation: Offices

United States
Corporate Headquarters
One Vision Drive
Natick, MA 01760
Telephone: (508) 650-3000
Fax: (508) 650-3333

2060 Challenger Drive
Alameda, CA 94501
Telephone: (510) 749-4000
Fax: (510) 865-9927

1001 Rengstorff Avenue
Mountain View, CA 94043
Telephone: (650) 969-4812
Fax: (650) 969-4818

850 East Diehl Road, Suite 125
Naperville, IL 60563
Telephone: (630) 649-6312
Fax: (630) 955-0661

46850 Magellan Drive, Suite 150
Novi, MI 48377
Telephone: (248) 668-5100
Fax: (248) 624-2964

15865 SW 74th Avenue, Suite 105
Portland, OR 97224
Telephone: (503) 620-6601
Fax: (503) 620-6093

318 Seaboard Lane, Suite 314
Franklin, TN 37067
Telephone: (615) 844-6158
Fax: (615) 844-6159

West Allis, Wisconsin
10150 West National Avenue, Suite 202
West Allis, WI 53227
Telephone: (414) 604-7000
Fax: (414) 604-2342

Canada
Cognex Canada, Inc.
9970 Cote de Liesse, Suite 110
Lachine, Quebec H8T 1A1
Telephone: (514) 420-0828
Fax: (514) 636-3749

Finland
Cognex Finland, Oy
Kellonkierto 7
70460 Kuopio, Finland
Telephone: +358-17-3893 200
Fax: +358-17-3893 232

France
Cognex International Inc., France
104 Avenue Albert 1er
F-92563 Rueil Malmaison cedex, France
Telephone: +33-1-47-77-15-50
Fax: +33-1-47-77-15-55

Germany
Cognex Germany, Inc.
Emmy Noether Strasse 11
D-76131 Karlsruhe, Germany
Telephone: +49-721-6639-0
Fax: + 49-721-6639-599

Ireland
Cognex, Limited
Dollard House, 4th Floor
Wellington Quay
Dublin 2, Ireland
Telephone: +353 1 667 3812
Fax: +353 1 679 6470

Italy
Cognex International Inc., Italy
Via Gasparotto, 1
I-20124 Milano, Italy
Telephone: +39-02-67471200
Fax: +39-02-67471300

Netherlands
Cognex Benelux
Fellenoord 130
NL-5611 ZB Eindhoven, Netherlands
Telephone: +31-402668565
Fax: +31-402668567

United Kingdom
Cognex UK, Ltd.
Sunningdale House
43 Caldecotte Lake Drive
Caldecotte Lake Business Park
Milton Keynes MK7 8LF, UK
Telephone: +44-1908-206000
Fax: +44-1908-392463

Cognex UK, Ltd., Epsom Branch
Units 7-9, First Quarter
Blenheim Road, Epsom
Surrey KT19 9QN, UK
Telephone: +44-1372-754 100
Fax: +44-1372-754 150

Sweden
Cognex International Inc., Sweden
Skrapan 1830
Kopparbergsvagen 10
S-722 10 Vasteras, Sweden
Telephone: +46-21-145588
Fax: +46-21-144080

Japan
Cognex KK-Headquarters
23F Bunkyo Green Court
2-28-8 Honkomagome, Bunkyo-ku
Tokyo 113-6591, Japan
Telephone: +81-3-5977-5400
Fax: +81-3-5977-5401

Cognex KK-Osaka
3F Central Shin-Osaka Building
4-5-36 Miyahara, Yodogawa-ku
Osaka-shi, Osaka 532-0003, Japan
Telephone: +81-6-4807-8201
Fax: +81-6-4807-8202

Cognex KK-Fukuoka
5F, Dai 5 Hakata Kaisei Building
1-18-25 Hakataeki-Higashi, Hakata-ku
Fukuoka-shi, Fukuoka-ken
812-0013, Japan
Telephone: +81-92-432-7741
Fax: +81-92-412-3590

Cognex KK-Nagoya
4F, IT Meieki Building
3-11-22 Meieki
Nakamura-ku, Nagoya-shi, Aichi-ken
450-0002, Japan
Telephone: +81-52-569-5900
Fax: +81-52-581-7760

Cognex KK-Sendai
10F, Sendai-Hashimoto Building
27-21 Tachimachi
Aoba-ku , Sendai-shi, Miyagi-ken
980-0822, Japan
Telephone: +81-22-711-1971
Fax: +81-22-711-1982

Singapore
Cognex Singapore, Inc.
10 Anson Road
#33-09/11 International Plaza
Singapore 079903
Telephone: +65-632-55-700
Fax: +65-632-55-703

Taiwan
Cognex Taiwan, Inc.
6F-1, No 440
Chung-Hsiao Road, Hsin-Chu City
300 Taiwan, R.O.C.
Telephone: +886-3-5626660
Fax: +886-3-5626661

Korea
Cognex Korea, Inc.
8Fl., Dongkyung Bldg. 824-19
Yuksam-dong, Kangnam-ku
Seoul, 135-080, Korea
Telephone: +82-2-539-9047
Fax: +82-2-569-9823

China
Cognex Asia, Inc.
CIIC Business Center
Unit B, 22/F Jian Hui Building
922 Heng Shan Road
Shanghai 200030 PRC
Telephone: +86-21-6407-5835
Fax: +86-21-6447-0246

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THE "TELL ALL" BOOK YOU CAN'T PUT DOWN

★ ★ ★ ★ ★ **Earned 5-Star Review on Amazon.com!**

FIRST-PERSON anecdotes, useful parenting tips, sincere emotion—all from a man who's not afraid to share his feelings on birthing and the experience of raising a computerized infant. Simply a **MUST-READ** for all men who are about to become fathers—or mothers!

This is the **ONLY** book that addresses the challenges of "inventive parenting" in an emotional, yet intelligent, way. Dr. Shillman covers everything related to infant computers and their growth through their early years—cleaning up a messy hard drive, diagnosing intermittent hardware problems, when to put to sleep vs. hibernation, developmental milestones, how to deal with learning disabilities, failure to boot, self-imaging issues, the infant's need for power, and the often complex issues associated with computer sexuality (AC/DC)....and more!

His approach leaves you feeling confident in your own innate parenting abilities. When it comes to giving birth to computer vision systems, Dr. Shillman is truly the expert!

Buy new: $59.95
Buy used: from $29.95
Send check or money order to: Cognex Corp., One Vision Dr., Natick, MA 01760


Dr. Bob's
Inventive
Parenting
Workbook
Complete
Step-by-Step
Guide to
Visionary
Parenting
Robert J. Shillman Ph.D.
Dr. Bob's Inventive Parenting Workbook


New offering from The Franklin Mint!
Cognex Commemorative Coins
VISION FOR INDUSTRY
SHILLMAN
2003
VISION FOR INDUSTRY
SILVER
2003
VISION FOR INDUSTRY
MATZ
2003
COLLECT ALL THREE!
TO PRESERVE AND ENHANCE VISION

Tribute to Cognex Founders Commemorative Coin Collection

Actual Size

LIMITED COLLECTOR'S EDITION

- *Minted in one full ounce of .999 pure silver*
- *In brilliant, original, uncirculated condition*
- *Comes in deluxe velvet presentation case*
- *Includes numbered certificate of authenticity*
- *Will never be minted again!*

This genuine collector's set from The Franklin Mint commemorates the founders of the world's leading machine vision company, Cognex. Robert Shillman, William Silver, and Marilyn Matz—they're all here! Each founder is honored on their own coin with the famous Cognex eye on the reverse side with the company motto, "To Preserve and Enhance Vision," embossed boldly under it.

Cognex Commemorative Coins are likely to become the most sought-after new coins in years! A great addition to any collection, they also make impressive gifts. And now, for a limited time only, this one-of-a kind set is available only from The Franklin Mint on a strict first-come, first-serve basis.

To order the complete Cognex Commemorative Coin set, contact The Franklin Mint, or contact Cognex directly. Just call 1-800-COG-MINT, or shop at Cognex's on-line catalog at www.cognex.com/worthamint.

Only $99 each! Save $20 by ordering entire set!
(Limit 2 per family)

The Franklin Mint® is not affiliated with the United States Government or any government agency in any way.
The United States Government does not endorse the coinage of The Franklin Mint.

New offering from The Franklin Mint!

Cognex Commemorative Coins


VISION FOR INDUSTRY
SHILLMAN
2003
VISION FOR INDUSTRY
SILVER
2003
VISION FOR INDUSTRY
MATZ
2003
COLLECT ALL THREE!
TO PRESERVE AND ENHANCE VISION

Actual Size

Tribute to Cognex Founders Commemorative Coin Collection

- *Minted in one full ounce of .999 pure silver*
- *In brilliant, original, uncirculated condition*
- *Comes in deluxe velvet presentation case*
- *Includes numbered certificate of authenticity*
- *Will never be minted again!*

LIMITED COLLECTOR'S EDITION

This genuine collector's set from The Franklin Mint commemorates the founders of the world's leading machine vision company, Cognex. Robert Shillman, William Silver, and Marilyn Matz—they're all here! Each founder is honored on their own coin with the famous Cognex eye on the reverse side with the company motto, "To Preserve and Enhance Vision," embossed boldly under it.

Cognex Commemorative Coins are likely to become the most sought-after new coins in years! A great addition to any collection, they also make impressive gifts. And now, for a limited time only, this one-of-a kind set is available only from The Franklin Mint on a strict first-come, first-serve basis.

To order the complete Cognex Commemorative Coin set, contact The Franklin Mint, or contact Cognex directly. Just call 1-800-COG-MINT, or shop at Cognex's on-line catalog at www.cognex.com/worthamint.

Only $99 each! Save $20 by ordering entire set!
(Limit 2 per family)

The Franklin Mint® is not affiliated with the United States Government or any government agency in any way.
The United States Government does not endorse the coinage of The Franklin Mint.